UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Collectable Sports Assets, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

120 Bloomingdale Rd., Ste. 304, White Plains, New York 10605
(Full mailing address of principal executive offices)

914-372-7337
(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager and each Series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated. These forward-looking statements are not guarantees of future performance and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Among such risks, trends and other uncertainties, which in some instances are beyond our control, are:

●	Our ability to develop and implement programs that will generate revenues from the assets that are acquired;

●	Our ability to monetize any assets that we acquire at an appropriate time;

●	The volatility of the sports memorabilia markets;

●	The impact and duration of adverse conditions in certain aspects of the economy affecting the economy in general and the sports memorabilia business, in particular;

●	Competition; and

●	Other risks detailed from time to time in our publicly filed documents.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements” above and under “Risk Factors” set forth in our latest offering circular filed with the Securities and Exchange Commission.

Collectable Sports Assets, LLC (the “Company”) was founded on January 16, 2020 and after its initial offerings were qualified in July 2020, began creating series and acquiring consignable sports memorabilia (the “Asset Class” and for a series, an “Underlying Asset”) to support its business model. The Company launched its operations in September 2020. Since that time, the Company has begun acquiring assets to consign, and as of September 27, 2022 has successfully completed 236 Series offerings, and completely sold twenty-seven (27) items off the platform.

The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to offer greater access to high-end collectibles as an Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity interests in high quality sports memorabilia through a seamless investment experience.

The success of the offerings to date has led to a greater-than-expected supply of items to be consigned on the platform. Since launching, the registered user-base exceeds 90,000 users, with over 9,000 having participated in at least one auction.

Operating Results

During the first six months of 2022, the Company completed offerings of sixty-two (62) series. Due to the structure of the Company and its business, it does not receive revenues or incur expenses. Revenues and expenses are received or incurred at the level of each series or within the Company’s Manager, CS Asset Manager, LLC (the “Manager”). During the first six months of 2022, the Manager received total sourcing fees of $765,110 from offerings being conducted by the Company, which includes cash payments of $251,160 and Series interests worth $513,950 at issuance. These fees, in turn, are used to pay the expenses of the Manager and the Company as well as certain expenses of each of the series. None of the series has generated any revenues to date and are not expected to do so. Any return to investors in a series will be based, in large part, upon the sale of the Underlying Asset in that series. The series offered and closed during the first six months of 2022 are as follows:

Series Name	Description	IPO Share Price	IPO Shares	Offering	Escrow Close
#ALKALINE1954TOPPSPSA9	Al Kaline '54 Topps RC PSA 9	10	3975	39750	1/4/2022
#HARMONKILLEBREW1955TOPPSPSA9	Harmon Killebrew '55 Topps RC PSA 9	10	3995	39950	1/4/2022
#1959TOPPSBASEBALLSET	'59 Topps Baseball Complete Set - PSA 8s with 9 variations	10	7975	79750	1/6/2022
#Gretzky1979Topps9	Wayne Gretzky '79 Topps RC PSA 9	5	9980	49900	1/6/2022
#AlexRodriguez09WSUniform	Alex Rodriguez '09 World Series Game Worn & Signed Uniform	13	10500	136500	1/6/2022
#JORDAN86FLEERBGS9.5BASKET	Michael Jordan '86 Fleer RC BGS 9.5 Basket (2x)	5	25990	129950	1/6/2022
#ShoelessJoeJackson1915PSA8	Shoeless" Joe Jackson " '15 M101-5 Sporting News PSA 8 (OC)	10	8975	89750	1/6/2022
#KobeBryant2001WarmUpJacket	Kobe Bryant '00-'01 1st Ring Ceremony & NBA Finals Game Worn Jacket	10	20000	200000	1/28/2022
#KareemPointsRecordBall	Kareem Abdul-Jabbar '89 NBA Record 38387 Point Signed Game Ball	10	37500	375000	2/3/2022
#LOUGEHRIGRCPHOTO	Lou Gehrig '25 Exhibit Rookie Card Image - Type III Photo	10	5150	51500	2/7/2022
#SandyKoufax1956ToppsGrayBackPSA9	Sandy Koufax '56 Topps Gray Back PSA 9	10	3375	33750	2/14/2022
#LBJKobeToppsBasket	Kobe Bryant | LeBron James Topps Rookie Card Basket - BGS 10 (2x)	10	1500	15000	2/14/2022
#RONALDO2003PANINIMEGACRAQUESPSA10	Cristiano Ronaldo '03 Panini Mega Craques RC PSA 10	10	30550	305500	2/16/2022
#OttoGraham1950BowmanPSA9	Otto Graham 1950 Bowman PSA 9	10	4285	42850	2/18/2022
#KobeLeBronJordanMagicQuadAuto	Jordan | Kobe | LeBron | Magic '07 UD Black Quad Auto BGS 7 #'d /10	5	24300	121500	2/28/2022
#BobbyOrrBruinsJersey	Bobby Orr '70-'71 Boston Bruins Game Worn Jersey - Photomatched	10	39900	399000	2/28/2022
#MARINO1984ROOKIECARDBGS10BASKET	Dan Marino '84 Topps RC BGS 10 Basket (2x)	5	3300	16500	3/3/2022
#NTBBallWaxBundle	'17 '18 & '19 National Treasures Basketball Sealed Case Basket (3x)	10	13500	135000	3/5/2022
#BabeRuthBowsOutPhoto	Babe Ruth '48 Babe Bows Out" Pulitzer Prize Winning Type 1 Photo"	5	9900	49500	3/7/2022
#OscarRobertsonCincinnatiRoyalsJersey	Oscar Robertson '60-'62 Game Worn Rookie Jersey - MEARS A10	5	53700	268500	3/8/2022
#BRADY2000SPXSPECTRUMBGS9.5	Tom Brady '00 SPx Spectrum RC BGS 9.5 #'d /25	10	53850	538500	3/9/2022
#BRADYDEBUTTICKET	Tom Brady '00 NFL Debut Full Ticket PSA 7	10	10775	107750	3/9/2022
#LUKADONCICGUROOKIESNEAKERS	Luka Doncic '19 Game Worn & Signed Sneakers - Photomatched (5 Games)	10	8200	82000	3/22/2022

Series Name	Description	IPO Share Price	IPO Shares	Offering	Escrow Close
#WarrenSpahn1948LeafPSA9	Warren Spahn '48 Leaf #32 PSA 9	10	8600	86000	3/22/2022
#MLBALLSTARGAMETICKETRUNCOLLECTION	MLB All Star Game '33-'19 MLB Ticket Basket - PSA Graded	10	4750	47500	3/30/2022
#RoyCampanella1949BowmanPSA9	Roy Campanella '49 Bowman RC PSA 9	10	5500	55000	3/31/2022
#WILTCHAMBERLAIN1961FLEERRCPSA9	Wilt Chamberlain '61 Fleer RC PSA 9	10	32000	320000	4/1/2022
#MANTLE52TOPPSPSA7	Mickey Mantle '52 Topps PSA 7	10	29900	299000	4/2/2022
#DaveBingSigned50GreatestNBAPlayersLithograph	NBA 50 Greatest Lithograph '97 Exclusive Player Edition - Dave Bing #'d 1/1	10	10000	100000	4/4/2022
#KOUFAXPSA8	Sandy Koufax '55 Topps RC PSA 8	10	4250	42500	4/6/2022
#JORDANFLEER86SGC10	Michael Jordan '86 Fleer RC SGC 10	10	18950	189500	4/6/2022
#OVECHKINSPAUTHBASKET9.5	Alexander Ovechkin '05 SP Authentic RC BGS 9.5 Basket (2x) #'d /999	10	2999	29990	4/6/2022
#JordanExquisite8.5Flashback	Michael Jordan '09 Exquisite Rookie Flashback Patch Auto BGS 8.5 #'d /23	10	16500	165000	4/6/2022
#LEBRONCREDENTIALS	LeBron James '03 Fleer E-X Essential Credentials Now RC BGS 9.5 MBA #'d /102	5	35000	175000	4/6/2022
#MANTLE1967TOPPS9	Mickey Mantle '67 Topps PSA 9 (PWCC-A)	10	1995	19950	4/6/2022
#HonusWagner1910PSA5	Honus Wagner '10 Tip Top Bread PSA 5	10	8990	89900	4/7/2022
#LeBronRookieShoes	LeBron James '03 Game Worn Rookie Sneakers - Photomatched to 3 Games	5	90000	450000	4/7/2022
#MAGICBIRDDRJ1980PSA9	Bird | Dr. J | Magic '80 Topps RC PSA 9	5	5990	29950	4/7/2022
#AARONDECADEBASKET	Hank Aaron '61 to '71 Topps Basket PSA 9s & 8.5s (11x)	10	7900	79000	4/7/2022
#GRIFFEY89UPPERDECKSGCGOLD	Ken Griffey Jr. '89 Upper Deck RC SGC 10 Pristine Gold Label	10	1550	15500	4/7/2022
#PaulMolitor1978ToppsPSA10	Paul Molitor | Alan Trammell '78 Topps RC PSA 10	5	9950	49750	4/11/2022

Series Name	Description	IPO Share Price	IPO Shares	Offering	Escrow Close
#NolanRyan1968MiltonBradleyPSA9	Nolan Ryan 68 Milton Bradley RC PSA 9	5	30900	154500	4/11/2022
#Mantle1965Topps9	Mickey Mantle '65 Topps PSA 9	5	7050	35250	4/11/2022
#CrosbyWinterClassicSkates	Sidney Crosby 10-11 Game Worn & Signed Winter Classic Skates - Photomatched	10	1850	18500	4/15/2022
#RONALDO2002PANINIFUTEBOLSTICKERSPSA10	Cristiano Ronaldo '02 Panini Portugal Stickers RC PSA 10	10	10950	109500	4/18/2022
#CassiusClaySonyListonUPIType1	Muhammad Ali 65 vs. Liston Original Type I Photo	10	2395	23950	4/21/2022
#KobeBlackHistoryMonthFinalSeasonShoes	Kobe Bryant 16 Game WornBlack History Month Sneakers - Photomatched	10	7200	72000	4/25/2022
#NadalNetProGlossy	Rafael Nadal 03 NetPro Elite Glossy PSA 10	10	2865	28650	4/25/2022
#MantleDebutStub	Mickey Mantle '51 MLB Debut Ticket Stub PSA Auth.	10	11125	111250	4/26/2022
#YAODUNCANDIRKTRIPLELOGOMAN	Duncan | Yao | Dirk '06 Exquisite Triple Logoman #'d 1/1	5	32700	163500	4/26/2022
#EmbiidFirst50PointGameJersey	Joel Embiid 21 50-Point Game Worn Jersey - Photomatched	10	3750	37500	4/27/2022
#MANTLE1969TOPPS9	Mickey Mantle '69 Topps PSA 9	5	6500	32500	4/27/2022
#RipkenRookieJersey&CardBasket	Cal Ripken Jr. 81-82 Game Worn & Signed Jersey - Photomatched to Topps RC	10	14860	148600	5/2/2022
#TigerWoodsDebutTicket	Tiger Woods '96 Greater Milwaukee Open Pro Debut Full Ticket - PSA 8	10	7850	78500	5/12/2022
#Brady01TicketBooklet	Tom Brady 01 Season Ticket Booklet - Replaces Bledsoe first NFL Start & Win	10	1199	11990	5/13/2022
#1980ToppsBasketballWax	'80 Topps Basketball Unopened Box Basket (2x) - BBCE	10	6775	67750	5/19/2022
#Pele1958AmericanaPSA3	Pele '58 Americana Ltda. PSA 3	10	11925	119250	5/19/2022
#CharlesBarkleySunsJersey	Charles Barkley '94 Playoff Career-High 56 Point Game Worn Jersey - Photomatched	5	30300	151500	6/1/2022
#96SkyboxE-X2000Wax	96 SkyBox E-X2000 Basketball Unopened Box Basket (3x)	10	2955	29550	6/1/2022
#BellingerOrangeBGS9.5	Cody Bellinger 15 Bowman Chrome Orange Refractor BGS 9.5 #'d /25	10	2600	26000	6/1/2022
#Tiger1stEventStub	Tiger Woods '92 LA Open Full Ticket PSA 6 - 1st PGA Event	10	8855	88550	6/1/2022
#HamiltonChromeOrangeSapphire	Lewis Hamilton '20 Topps Chrome F1 Sapphire Orange PSA 9 #'d /25	10	5650	56500	6/23/2022

During the first six months of 2022, the Company sold twelve Underlying Assets - to date, during 2022, the Company has sold thirteen (13) Underlying Assets, with the returns to investors as follows:

#Series	Offering Date	IPO Price	Net/Share	Purchase Date	% ROI from IPO
#LEBRONROOKIE	9/17/2020	$25.00	$36.58	1/31/2022	46.3%
#MAHOMESEMERALDRPABGS9	12/30/2020	$20.00	$27.85	2/4/2022	39.3%
#FRANKROBINSON1957PSA9BASKET	3/25/2021	$10.00	$12.15	2/11/2022	21.5%
#JordanMagicLeBronTripleAutoJersey	6/24/2021	$5.00	$5.04	2/13/2022	0.8%
#BANKS1954PSA9	1/14/2021	$25.00	$42.04	2/17/2022	68.2%
#GIANNISRPA	12/15/2020	$10.00	$16.68	2/17/2022	66.8%
#MIKANRCPHOTO	4/13/2021	$10.00	$14.30	2/23/2022	43.0%
#OscarRobertsonCincinnatiRoyalsJersey	2/20/2022	$5.00	$5.57	2/23/2022	11.4%
#TATUMFLAWLESS10	3/10/2021	$10.00	$20.95	3/14/2022	109.5%
#LUKADONCICGUROOKIESNEAKERS	2/20/2022	$10.00	$13.14	4/1/2022	31.4%
#OttoGraham1950BowmanPSA9	12/10/2021	$10.00	$15.21	4/5/2022	52.1%
#KobeBryantRookieSneakers	9/15/2021	$10.00	$11.02	5/16/2022	10.2%
#ChamberlainPhilaJersey59-60	5/5/2021	$10.00	$21.34	9/19/2022	113.4%

Operating Capital

Management considers operating capital on hand to be sufficient for the current growth plans, however we recognize the need for continued outside investment to accelerate and expand growth in 2023 and beyond.

There are a number of key factors that will have large potential impacts on our business and operating results going forward including the Manager/Asset Manager’s ability to:

●	continue sourcing high quality Underlying Assets to securitize;

●	market the offerings in individual Series of the Company and attract Investors to acquire the Interests issued by Series of the Company;

●	enhance the platform to provide rich sets of data to support the issuance and trading of Interests in Series of the Company; and

●	expand into support for non-US participants on the platform.

Liquidity and Capital Resources

As of June 30, 2022, none of the Company or any Series had any revenues. The cash and cash equivalents held by us at that time resulted from capital contributions in excess of the expenses that we incurred.

From inception, the Company and each Series are expected to finance their business activities through capital contributions or other financing from the Manager/Asset Manager (or its affiliates) to the Company and each individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as a Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager.

As of June 30, 2022, no capital contributions had been to the Company; consolidated capital contributions totaling $7,737,964 and distributions to equity holders totaling $1,456,000 have been recorded for specific Series.

In the future, the Company may incur financial obligations related to loans made to the Company by officers of the Manager, affiliates of the Manager or third-party lenders. Each Series will repay any loans plus accrued interest used to acquire its Underlying Asset with proceeds generated from the Closing of the Offering of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series. At the time of this filing, no financial obligations have been incurred by the Company or any Series. The Company has no outstanding lines of credit. However, there exists obligations to Collectable Technologies, Inc. (“CTI”) for monies paid on behalf of the Company. These liabilities are adequately covered by monies currently held in escrow awaiting final closing.

We believe that the proceeds from the offerings plus capital contributions and payment of expenses by the Manager and its affiliates will satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations. There is no requirement, however, that the Manager or its affiliates make these contributions or pay any expenses on our behalf; if they do not, the proceeds from the offerings along would not fund our plan of operation and we do not have other ready sources of capital or liquidity.

Asset Liquidity

The Company intends to hold and manage all of the assets indefinitely. Liquidity for Investors would be obtained by transferring their Interests in a Series, although the secondary market for any Series of Interests is somewhat limited and volatile and there can be no assurances secondary trading will continue. However, should an offer to liquidate an Underlying Asset materialize and be in the best interest of the Investors, as determined by the Manager, the Manager, with valuation guidance from a board of advisors will consider the merits of such offers on a case-by-case basis and potentially sell the Underlying Asset. Furthermore, should an Underlying Asset become obsolete (e.g., due to lack Investor demand for its Interests) or suffer from a catastrophic event, the Manager may choose to sell the asset. As a result of a sale under any circumstances, the Manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the Interest Holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the Underlying Asset or of the Series at that time).

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trends

The success of the offerings to date has led to a greater-than-expected supply of items to be consigned on the platform. Additionally, since launching, the registered user-base exceeds 90,000 users, with over 9,000 having participated in at least one auction.

We expect to continue to consign additional assets and expect to offer approximately 100 additional series during the next twelve months.

There are a few factors that could affect our operating results going forward including the Manager’s ability to:

●	continue sourcing high quality Underlying Assets to securitize;

●	market the offerings in individual Series of the Company and attract Investors to acquire the Interests issued by Series of the Company;

●	enhance the platform to provide rich sets of data to support the issuance and trading of Interests in Series of the Company; and

●	expand into support for non-US participants on the platform.

Item 3. Financial Statements

Pursuant to Securities Act Rule 257(b)(3), Collectable Sports Assets, LLC (the “Company”) hereby files the unaudited financial statements covering the six-month periods ended June 30, 2022 and June 30, 2021.

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2022 (Unaudited) AND JUNE 30, 2021 (Unaudited)

	June 30, 2022	June 30, 2021
	TOTAL CONSOLIDATED (Unaudited)	TOTAL CONSOLIDATED (Unaudited)
ASSETS
CURRENT ASSETS
Cash	$1,577,215	$376,137
Accounts Receivable	35,090	275,863
Due To/(From) Related Party	1,857,353	(0)
Reserve - Asset	263,306	137,710
Prepaid Fees and Expenses	-	17,500
Prepaid Consignments	318,250	330,354
TOTAL CURRENT ASSETS	4,051,214	1,120,064

OTHER ASSETS
Collectable Asset	31,958,445	15,296,759
TOTAL OTHER ASSETS	31,958,445	15,296,759

TOTAL ASSETS	$36,009,659	$16,416,823

LIABILITIES AND MEMBERS EQUITY
CURRENT LIABILITIES
Due to Affiliates	$3,442,105	$587,539
Consignment Liability	76,120	258,177
Sale Payout Liabilities	120	-
Other Current Liabilities	230,577	127,739
TOTAL CURRENT LIABILITIES	3,748,922	973,455

TOTAL LIABILITIES	$3,748,922	$973,455

MEMBERS’ EQUITY
Membership Contributions	$37,880,022	$16,349,690
Membership Distributions	(7,570,000)	(1,625,500)
Retained Earnings	1,593,787	86,053
Net Income	356,928	633,125
TOTAL MEMBERS’ EQUITY	32,260,737	15,443,368

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$36,009,659	$16,416,823

See accompanying notes, which are an integral part of these financial statements

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (Unaudited) AND JUNE 30, 2021 (Unaudited)

	June 30, 2022	June 30, 2021
	TOTAL CONSOLIDATED (Unaudited)	TOTAL CONSOLIDATED (Unaudited)
Operating Expense
Bank Fees	$-	$115
Brokerage Fees	-	-
Insurance	-	-
Storage	-	-
Professional Fees	-	9,040
Sourcing Fees – related party	-	-
Total Operating Expenses	-	9,155

Other Income	-	-
Gain on Sale of Assets	356,928	642,280
Net Gain/(Loss)	365,928	642,280

Net Income/(Loss)	$356,928	$633,125

See accompanying notes, which are an integral part of these financial statements.

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE PERIOD FROM JANUARY 16, 2020 (Inception) TO JUNE 30, 2022 (Unaudited)

TOTAL CONSOLIDATED
Balance as of January 16, 2020, Date of Inception	$-
Net Income/(Loss)	86,053
Membership Contributions	3,416,405
Membership Distributions	(252,500)
Balance December 31, 2020	$3,249,958
Net Income/(Loss)	1,507,733
Membership Contributions	26,725,652
Membership Distributions	(5,861,500)
Balance December 31, 2021	$25,621,844
Net Income/(Loss)	356,928
Membership Contributions	7,737,964
Membership Distributions	(1,456,000)
Balance June 30, 2022	$32,260,736

See accompanying notes, which are an integral part of these financial statements.

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE SIX MONTHS ENDED JUNE 30, 2022 (Unaudited) AND JUNE 30, 2021 (Unaudited)

	June 30, 2022	June 30, 2021
	TOTAL CONSOLIDATED (Unaudited)	TOTAL CONSOLIDATED (Unaudited)
Cash Flows from Operating Activities
Net Income/(Loss) For the Period	$356,928	$633,125
Adjustment to reconcile Net Income/(Loss) to Net Cash Provided By (used in) Operations:
Gain on Sale of Assets	(356,928)	(642,280)
Accounts Receivable	(7,570)	(275,863)
Due from Related Parties	0	0
Reserve Assets	(56,534)	(118,347)
Prepaid Fees and Expenses	0	17,500
Prepaid Consignments	148,520	(47,854)
CSA Due From CSAM	(1,144,342)	0
Due to Affiliates	1,343,001	440,534
Consignment Liabilities	40,148	121,427
Sale Payout Liabilities	18,664	(70,000)
Other Current Liabilities	43,475	113,906
Net Cash Flows provided by (used in) Operating Activities	385,362	172,147

Cash Flow from Investing Activities
Purchase of Collectable Assets	(6,615,961)	(12,809,333)
Proceeds From Sale of Collectable Assets	1,456,000	1,373,000
Net Cash provided by (used in) Investing Activities	(5,159,961)	(11,436,333)

Cash Flows From Financing Activities:
Capital Contributions	6,648,177	12,933,285
Distributions to equity holders	(1,456,000)	(1,373,000)
Net Cash Flows Provided by (Used In) Financing Activities	5,192,177	11,560,285

Net increase (decrease) in cash	417,578	296,099

Cash at Beginning of Period	1,159,637	80,038

Cash at End of Period	$1,577,215	$376,137

Supplemental Disclosure of Non-Cash Investing & Financing Activities:
Membership Interests issued to asset seller as consideration	858,550	3,596,525
Membership Interests issued to asset manager as consideration	231,237	448,671
Total Non-Cash Financing Activities	1,089,787	4,045,196

See accompanying notes, which are an integral part of these financial statements.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

NOTE 1: NATURE OF OPERATIONS

Collectable Sports Assets LLC (the “Company”) is a series limited liability company formed on January 16, 2020 pursuant to the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment grade memorabilia or collectibles (the “Collectable Assets” or “Assets”). The Company has created, and it is expected that the Company will continue to create, separate series of the Company (each, a “Series”), and that each Collectable Asset will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that series but will not be entitled to share in the return of any other series.

The Company is dependent upon additional capital resources for its planned principal operations and subject to risks and uncertainties, including failure to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

CS Asset Manager, LLC is the manager of the Company (the “Manager”) and serves as the asset manager for the Collectable Assets issued by the Company and each Series (the “Asset Manager”). The Series acquire the Collectable Assets from the Manager and develop the financial, offering and other materials to begin offering the Interests through a mobile app-based investment platform called Collectable (the “Collectable Platform”).

The Company sells and intends to continue selling Interests in a number of separate individual Series. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that series are a Collectable Asset (plus any cash reserves for future operating expenses). All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Collectable Asset, determining how to best commercialize the applicable Collectable Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).

Operating Agreement

General

In accordance with the Company’s Operating Agreement, each Interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

Voting Rights

Unless otherwise provided in the Operating Agreement or any Series Designation, (i) each Record Holder of lnterests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of Members generally, (ii) all Record Holders of lnterests (regardless of Series) shall vote together as a single class on all matters as to which all Record Holders of lnterests are entitled to vote, (iii) Record Holders of a particular Series of Interests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of the Members of such Series and (iv) the Managing Member or any of its Affiliates shall not be entitled to vote in connection with any Interests they hold pursuant to Section 3.1( h of the Operating Agreement) and no such Interests shall be deemed outstanding for purposes of any such vote.

Free Cash Flow Distributions

The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of Interests of each Series. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Collectable Asset related to such Series. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.

˗	Any free cash flow generated by a Series from the utilization of the Collectable Asset related to such Series shall be applied within the Series in the following order of priority:

˗	repay any amounts outstanding operating expenses plus accrued interest;

˗	thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses;

˗	thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Collectable Asset related to such Series or the Manager or any of its affiliates.

Manager’s Interest

Unless otherwise set forth in the applicable Series designation, the Manager shall acquire a minimum of 0.5% with no maximum of the Interests sold in connection with each offering (of which the Manager may sell all or any portion from time to time following the closing of such offering) for the same price per share offered to all other potential investors.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued. Management has determined such substantial doubt does not exist as of June 30, 2022 or through the date of these consolidated financial statements.

The accompanying consolidated financial statements include the accounts of Collectable Sports Assets LLC as well as its Series required to be consolidated under U.S. GAAP. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. At the time of filing the company did not record any cash equivalents as of June 30, 2022. Cash consists of funds held in the Company’s checking account. As of June 30, 2022, the Company had $1,577,215 of cash on hand.

Accounts Receivable

The Company considers a right to receive payment pursuant to an arrangement with another Person or Company pursuant to which such other Person or Company is obligated to be accounts receivable. As of June 30, 2022, the Company had $35,090 of Accounts Receivable from consignment agreements.

Prepaid Consignment

Prepaid Consignments represent any early payment of the cash value of the asset as agreed upon with the Seller in the Consignment Agreement. This type of prepayment would only be made in limited situations in order to secure the asset from a Seller when the escrow closing of an IPO is imminent but risk of losing the asset exits.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

Consignment Liability

Upon the close of escrow of a Series, the agreed upon cash value of the asset to the Seller as written in the Consignment Agreement is recorded as a Consignment Liability on the Balance Sheet of the related Series. When the money has been paid to the Seller this liability is relieved and obligations are fulfilled for the agreed upon cash obligation to the seller for the purchase of the asset.

Collectable Assets and other Sports Memorabilia

The Collectable Assets are recorded at cost. The cost of the Collectable Asset includes the purchase price, including any deposits for the asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the asset related to each series incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

The Company treats the Collectable Assets as long-lived assets, and the Collectable Assets are subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge may be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Collectable Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.

As of June 30, 2022, the Company’s total investment in the Collectable Assets across all Series was $18,722,482 as detailed in the table below. This is an increase of $3,425,723 to the total investment as of June 30, 2021, $15,296,759.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

Series	Series Description	Total Collectable Assets-Cost
#ALIWBCBELT	'74 Rumble in the Jungle" WBC Title Belt"	427,757
#JACKIEROBINSONAUTOBAT	'49 Signed Model Bat - MVP Season	81,899
#JORDANPSA10	'86 Fleer RC PSA 10	100,163
#RUTHGEHRIGBALL	'33 Dual-Signed Baseball PSA/DNA 7.5	71,752
#18-19BASKETBALLGROWTHBASKET	'18-'19 Prizm Silver PSA 10 Basket (8x)	43,682
#1964KOUFAXJERSEY	'64-'65 Game Worn Jersey - Photomatched/MEARS A10	437,465
#1969TOPPSBASKETBALLSET	Complete Set - PSA 8.995 GPA	151,455
#1986WAX	Unopened Box - BBCE	191,200
#2000PLAYOFFCONTENDERSWAX	Unopened Box	23,583
#AARON1954PSA8.5	'54 Topps RC PSA 8.5	123,200
#ACUNAGOLD9.5	'17 Bowman Chrome Gold Refractor BGS 9.5 #'d /50	26,440
#ANDRE&HULKWRESTLINGBASKET	Wrestle Mania Basket (2x)	126,440
#ANDRETHEGIANT	Game Used Jockstrap	28,590
#BETTSBLUEREFRACTORBASKET	'14 Bowman Chrome Blue Refractor BGS 9.5 Basket (2x) #'d /150	32,735
#BETTSGOLDREFRACTORBASKET	'14 Bowman Chrome Gold Refractor BGS 9.5 Basket (2x) #'d /50	62,696
#BRADYPLAYOFFCONTENDERSBASKET	'00 Playoff Contenders RC BGS 9 Basket (2x)	92,269
#BRADYROOKIE	'00 SP Authentic RC PSA 10 #'d /1250	58,575
#CHAMBERLAINHSUNIFORM	'54 Game Worn High School Uniform	323,250
#CHAMBERLAINPHILAJERSEY59-60	'59-'60 Game Worn Rookie Uniform	1,334,625
#CLEMENTE1955PSA8	'55 Topps RC PSA 8	114,750
#CLEMENTEWHITE&GRAYBASKET	'56 Topps Basket PSA 9 (2x)	113,598
#COBBMINTE98	'10 E98 PSA 10	300,062
#COBBVINTAGET206PHOTO	c. '10 T206 Image - Type III Photo	53,183
#CROSBYTHECUPBASKET	'05 The Cup RPA BGS 9.5 & BGS 9 Basket (2x) #'d /99	211,670
#DIMAGGIO1933BAT	'33-'34 Game Used Bat - PSA/DNA GU 8	96,420
#DONCICBLUEPSA10	'18 Prizm Blue RC PSA 10	63,625
#DURANTCHROMEREFRACTORPSA10	'07 Topps Chrome Refractor RC PSA 10 #'d /1499	13,100
#DWADEULTIMATE	'03 Ultimate Auto RC BGS 10	43,055
#ELWAY1984ROOKIECARDPSA10BASKET	'84 Topps RC PSA 10 Basket (2x)	37,250
#EMMITTSMITH10KJERSEY	'96 10K Yard Rushing Uniform	59,340
#EMMITTSMITHMVPBASKET	'93 & '94 MVP Trophy Basket (2x)	115,740
#GARYCARTER1975PSA10BASKET	'75 Topps & OPC RC PSA 10 Basket (2x)	42,500
#GIANNISGOLDIMMACULATE	'13 Immaculate Premium RPA Gold BGS 9 #'d /10	50,035
#GLEYBERTORRESORANGE9.5	'15 Bowman Chrome Orange Refractor BGS 9.5 #'d /25	20,898
#GRETZKYOPEECHEE1979	'79 O-Pee-Chee RC PSA 9	69,400
#JETERFOILRCBASKETBGS9.5	'93 SP RC BGS 9.5 Basket (2x)	102,198
#JOKICREFRACTOR1OF1	'15 Select Prizms Power RC BGS 9.5 #'d 1/1	22,935
#JORDANEXQUISITEBGS8	'07 Exquisite Collection Numbers BGS 8 #'d /23	80,135
#JORDANLEBRONSIGNOFTHETIMES	'05 Sign of the Times Dual Auto BGS 10 #'d /50	169,950
#JORDANROOKIEJERSEY	'84-'85 Game Worn & Signed Rookie Jersey	245,145
#JORDANSIGNEDPROFESSIONALBAT	'94 Game Used & Signed Bat	51,823
#JOSHALLENGOLDBGS9.5	'18 Prizm Gold RC BGS 9.5 #'d /10	30,200
#KAWHIBASKET	'12 Prizm RC PSA 10 Basket (30x)	69,570
#KOUFAX55PSA9	'55 Topps RC PSA 9	496,600
#LEBRONBLACKREFRACTOR	'03 Topps Chrome Black Refractor RC BGS 9.5 #'d /500	134,860
#LEBRONEMBLEMSOFENDORSEMENT	'04 Exquisite Emblems of Endorsement BGS 9	218,950
#LEBRONMELOWADETRIORC	'03 Fleer Crystal Trio RC PSA 10 #'d /50	378,236
#LEBRONULTIMATE	'03 Ultimate Collection Auto RC BGS 9.5 #'d /250	184,835

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

Series	Series Description	Total Collectable Assets-Cost
#MAGICBIRDDRJPSA8BASKET	'80 Topps RC PSA 8 Basket (2x)	27,069
#MAGICBIRDLOGOMAN	'04 Exquisite Dual Logoman Auto BGS 9 #'d 1/1	511,680
#MAHOMESIMMACULATE1OF1	'17 Immaculate Platinum Logo RPA #'d 1/1	225,990
#MAHOMESNT8.5	'17 National Treasures RPA BGS 8.5 #'d /99	164,864
#MANTLE1952BOWMANPSA8	'52 Bowman PSA 8	15,600
#MANTLE1952TOPPSPSA8	'52 Topps PSA 8	497,330
#MANTLE1956PSA8BASKET	'56 Topps PSA 8 Basket (2x)	28,595
#MANTLE1960PSA9	'60 Topps PSA 9	41,188
#MANTLE1968PSA9BASKET	'68 Topps PSA 9 Basket (2x)	40,374
#MANTLE54BOWMANBASKET	'54 Bowman PSA 8 Basket (3x)	52,170
#MARINOMANNINGFAVREJERSEYS	Game Worn Jersey Basket (3x)	47,620
#MAYS1951BOWMAN7	'51 Bowman RC PSA 7	113,990
#MAYS1952PSA8	'52 Topps PSA 8	306,790
#MAYS1956GRAYPSA9	'56 Topps Gray Back PSA 9	57,920
#MAYS1959PSA9BASKET	'59 Topps PSA 9 Basket (2x)	24,395
#MAYS1960PSA9	'60 Topps PSA 9	15,074
#MESSIMEGACRACKS#71PSA9	'04 Panini Sports Mega Cracks PSA 9	115,000
#MESSIROOKIEBASKET	'04 Rookie Card Basket (2x)	93,375
#MLBHALLOFFAMEBASEBALL	'39 Original Inductees Multi-Signed Ball - PSA/DNA 6	307,360
#MONTANARCPSA10	'81 Topps RC PSA 10	65,250
#MOOKIEBETTSGLOVE	'18 Game Worn & Signed Glove - MVP & Gold Glove Season	62,058
#OZZIESMITHRCBGS9.5	'79 Topps RC BVG 9.5	84,070
#RICKEYHENDERSONRCPSA10	'80 Topps RC PSA 10	202,200
#RUTH33GOUDEYSGC8	'33 Goudey SGC 8	140,860
#SEAGERORANGEREFRACTORBASKET	'12 Bowman Chrome Orange Refractor Basket (2x) #'d /25	15,735
#TATISBOWMANBLACKLABEL	'16 Bowman Chrome Blue Refractor Auto BGS 10 #'d /150	221,350
#TEDWILLIAMS1939PLAYBALL	'39 Play Ball RC PSA 8	32,880
#TIGERPUTTER	'90s Tournament Used Putter	214,641
#TIGERSIFORKIDS	'96 SI For Kids PSA 10	23,785
#TIGERSPAUTHENTICBGS9.5	'01 SP Authentic Auto BGS 9.5 #'d /900	35,818
#TRAEYOUNGFLAWLESSBGS9	'18 Flawless Star Swatches RPA BGS 9 #'d /18	14,790
#TYSONRCBGS9BASKET	'86 Supersport RC Basket BGS 9 (2x)	70,900
#UNITAS1965JERSEY	'65 Game Worn Jersey - Photomatched	222,810
#YASTRZEMSKIRC9BASKET	'60 Topps RC Basket (2x)	40,920
#ZIONRPABGS9	'19 National Treasures Stars & Stripes RPA BGS 9 #'d /30	131,670
#ALKALINE1954TOPPSPSA9	'54 Topps RC PSA 9	41,538
#HARMONKILLEBREW1955TOPPSPSA9	'55 Topps RC PSA 9	42,668
#1959TOPPSBASEBALLSET	Complete Set - PSA 8s with 9 variations	84,548
#Gretzky1979Topps9	'79 Topps RC PSA 9	59,065
#AlexRodriguez09WSUniform	'09 World Series Game Worn & Signed Uniform	148,505
#JORDAN86FLEERBGS9.5BASKET	'86 Fleer RC BGS 9.5 Basket (2x)	143,550
#ShoelessJoeJackson1915PSA8	'15 M101-5 Sporting News PSA 8 (OC)	98,723
#KobeBryant2001WarmUpJacket	'00-'01 1st Ring Ceremony & NBA Finals Game Worn Jacket	208,105
#KareemPointsRecordBall	'89 NBA Record 38387 Point Signed Game Ball	391,650
#LOUGEHRIGRCPHOTO	'25 Exhibit Rookie Card Image - Type III Photo	53,247
#SandyKoufax1956ToppsGrayBackPSA9	'56 Topps Gray Back PSA 9	35,823
#LBJKobeToppsBasket	Topps Rookie Card Basket - BGS 10 (2x)	16,800
#RONALDO2003PANINIMEGACRAQUESPSA10	'03 Panini Mega Craques RC PSA 10	321,440
#KobeLeBronJordanMagicQuadAuto	'07 UD Black Quad Auto BGS 7 #'d /10	125,990
#BobbyOrrBruinsJersey	'70-'71 Boston Bruins Game Worn Jersey - Photomatched	428,140
#MARINO1984ROOKIECARDBGS10BASKET	'84 Topps RC BGS 10 Basket (2x)	19,580
#NTBBallWaxBundle	Sealed Case Basket (3x)	141,525
#BabeRuthBowsOutPhoto	'48 Babe Bows Out" Pulitzer Prize Winning Type 1 Photo"	49,843

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

Series	Series Description	Total Collectable Assets-Cost
#BRADY2000SPXSPECTRUMBGS9.5	'00 SPx Spectrum RC BGS 9.5 #'d /25	562,710
#BRADYDEBUTTICKET	'00 NFL Debut Full Ticket PSA 7	114,768
#WarrenSpahn1948LeafPSA9	'48 Leaf #32 PSA 9	92,750
#MLBALLSTARGAMETICKETRUNCOLLECTION	'33-'19 MLB Ticket Basket - PSA Graded	49,890
#RoyCampanella1949BowmanPSA9	'49 Bowman RC PSA 9	61,600
#WILTCHAMBERLAIN1961FLEERRCPSA9	'61 Fleer RC PSA 9	356,000
#MANTLE52TOPPSPSA7	'52 Topps PSA 7	316,000
#DaveBingSigned50GreatestNBAPlayersLithograph	'97 Exclusive Player Edition - Dave Bing #'d 1/1	105,325
#KOUFAXPSA8	'55 Topps RC PSA 8	43,360
#JORDANFLEER86SGC10	'86 Fleer RC SGC 10	199,495
#OVECHKINSPAUTHBASKET9.5	'05 SP Authentic RC BGS 9.5 Basket (2x) #'d /999	31,090
#JordanExquisite8.5Flashback	'09 Exquisite Rookie Flashback Patch Auto BGS 8.5 #'d /23	179,995
#LEBRONCREDENTIALS	'03 Fleer E-X Essential Credentials Now RC BGS 9.5 MBA #'d /102	196,000
#MANTLE1967TOPPS9	'67 Topps PSA 9 (PWCC-A)	20,785
#HonusWagner1910PSA5	'10 Tip Top Bread PSA 5	100,680
#LeBronRookieShoes	'03 Game Worn Rookie Sneakers - Photomatched to 3 Games	464,925
#MAGICBIRDDRJ1980PSA9	'80 Topps RC PSA 9	27,069
#AARONDECADEBASKET	'61 to '71 Topps Basket PSA 9s & 8.5s (11x)	85,439
#GRIFFEY89UPPERDECKSGCGOLD	'89 Upper Deck RC SGC 10 Pristine Gold Label	17,360
#PaulMolitor1978ToppsPSA10	'78 Topps RC PSA 10	52,973
#NolanRyan1968MiltonBradleyPSA9	˜68 Milton Bradley RC PSA 9	171,470
#Mantle1965Topps9	'65 Topps PSA 9	35,900
#CrosbyWinterClassicSkates	˜10-11 Game Worn & Signed Winter Classic Skates - Photomatched	18,010
#RONALDO2002PANINIFUTEBOLSTICKERSPSA10	'02 Panini Portugal Stickers RC PSA 10	114,535
#CassiusClaySonyListonUPIType1	˜65 vs. Liston Original Type I Photo	23,840
#KobeBlackHistoryMonthFinalSeasonShoes	˜16 Game Worn ˜Black History Month Sneakers - Photomatched	76,195
#NadalNetProGlossy	˜03 NetPro Elite Glossy PSA 10	29,612
#MantleDebutStub	'51 MLB Debut Ticket Stub PSA Auth.	117,238
#YAODUNCANDIRKTRIPLELOGOMAN	'06 Exquisite Triple Logoman #'d 1/1	167,810
#EmbiidFirst50PointGameJersey	˜21 50-Point Game Worn Jersey - Photomatched	38,400
#MANTLE1969TOPPS9	'69 Topps PSA 9	32,340
#RipkenRookieJersey&CardBasket	˜81-82 Game Worn & Signed Jersey - Photomatched to Topps RC	158,444
#TigerWoodsDebutTicket	'96 Greater Milwaukee Open Pro Debut Full Ticket - PSA 8	82,410
#Brady01TicketBooklet	˜01 Season Ticket Booklet - Replaces Bledsoe first NFL Start & Win	10,975
#1980ToppsBasketballWax	Unopened Box Basket (2x) - BBCE	73,623
#Pele1958AmericanaPSA3	'58 Americana Ltda. PSA 3	125,738
#CharlesBarkleySunsJersey	'94 Playoff Career-High 56 Point Game Worn Jersey - Photomatched	158,915
#96SkyboxE-X2000Wax	Unopened Box Basket (3x)	31,146
#BellingerOrangeBGS9.5	˜15 Bowman Chrome Orange Refractor BGS 9.5 #'d /25	26,785
#Tiger1stEventStub	'92 LA Open Full Ticket PSA 6 - 1st PGA Event	93,951
#HamiltonChromeOrangeSapphire	'20 Topps Chrome F1 Sapphire Orange PSA 9 #'d /25	52,240

TOTAL		$18,722,482

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

Operating Expenses

After the closing of an offering of Interests, each Series is responsible for its own operating expenses, including all fees, costs and expenses incurred in connection with the management of the Collectable Assets. This includes transportation, import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Collectable Assets), security, valuation, custodial, marketing and utilization of the Collectable Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states, any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or Asset Manager, in connection with the Collectable Assets; any withholding or transfer taxes imposed on the Company, a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Collectable Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual consolidated financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal Affairs, the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.

Prior to the closing, operating expenses are borne by the Manager and not reimbursed by the Series. The Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Collectable Assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Collectable Assets).

If the Operating Expenses for a particular Series exceed the amount of revenues generated from the Underlying Asset of such Series and cannot be covered by any Operating Expense reserves on the balance sheet of the Series, the Manager or Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager or Asset Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future gains generated by the Underlying Asset related to such Series, and, or (c) cause additional Interests to be issued in the Series in order to cover such additional amounts.

If the operating expenses exceed the amount of gains generated from an Collectable Asset and cannot be covered by any operating expense reserves on the balance sheet of such Series, the Manager may (a) pay such operating expenses and not seek reimbursement; or (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future gains generated by such Collectable Asset and/or cause additional Interests to be issued in the such Series in order to cover such additional amounts.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

Earnings per membership interest (“EPMI”): Upon completion of an offering, each Series intends to comply with the accounting and disclosure requirements of ASC Topic 260, “Earnings per Share.”

For each Series, earnings (loss) / income per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership Interests in that particular Series during the period.

-	Sourcing Fee: The Asset Manager will be paid a fee as compensation for sourcing each Collectable Asset in an amount up to 16% of the gross offering proceeds of each offering provided that such sourcing fee may be waived by the Asset Manager.

-	Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each offering. Brokerage costs are capitalized in the carrying cost of each offering.

-	Organizational Costs: Organizational costs, including accounting fees, legal fees and costs of incorporation, are capitalized in the carrying cost of each offering. Fee may be waived by the Asset Manager.

Ongoing Expenses: Each Series is responsible for its ongoing carrying expenses as detailed in the Offering Circular. The Manager has not yet sought reimbursement from the Series, but may plan to recover, at least partially, some expenses from the Series through issuance of additional units in 2022. Any activity resulting in the issuance of additional shares would be filed via Edgar for public disclosure.

Asset Management Fee: As consideration for managing each Underlying Asset, the Manager or Asset Manager may be paid an annual Management Fee pursuant to the Asset Management Agreement. On applicable Offerings, the Manager will assess a Management Fee of approximately 1% and not more than 2% of the Carrying Value of the Collectable Asset. To date, no Management Fees have been paid by any Series but the Manager does intend to begin making payments in fiscal year 2022.

FASB ASC 360 provides guidance on financial reporting for long-lived assets “held for sale” in the capitalization of costs.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

NOTE 3: RELATED PARTY TRANSACTIONS

Among the items offered to the public through the Collectable platform, fifteen (15) items came from the collection of Collectable Founder and President, Jason Epstein through a business entity, Zev Partners. Of these items, three (3) items closed in 2020, with total consignment payments of $138,500. The remaining twelve (12) have closed by June 30, 2021, with total consignment payments of $423,750.

Officers may also invest in assets for sale. The following table sets forth information with respect to the number of units or shares of each of our Series beneficially owned by our officers as of this filing.

#Series Name	Owner	Quantity	% of Outstanding
#03ExquisiteBox	Ezra Levine	25	0.3%
#18-19BASKETBALLGROWTHBASKET	Jason Epstein	15	0.7%
#1909E95SGCSet	Jason Epstein	100	1.3%
#1909E95SGCSet	Ezra Levine	22	0.3%
#1959TOPPSBASEBALLSET	Ezra Levine	18	0.2%
#1964KOUFAXJERSEY	Jason Epstein	70	0.2%
#1969TOPPSBASKETBALLSET	Ezra Levine	4	0.1%
#1969TOPPSBASKETBALLSET	Matthew Demchyk	10	0.2%
#1980ToppsBasketballWax	Ezra Levine	6	0.1%
#1986WAX	Jason Epstein	15	0.2%
#1986WAX	Matthew Demchyk	426	5.5%
#2000PLAYOFFCONTENDERSWAX	Jason Epstein	40	1.6%
#48LeafRuthSGC8	Ezra Levine	344	3.2%
#49BowmanJackieAuto	Ezra Levine	10	0.1%
#AARON1954PSA8.5	Jason Epstein	70	0.6%
#AARON1954PSA8.5	Ezra Levine	244	2.0%
#AcunaBowman10Basket	Ezra Levine	20	0.2%
#AlexRodriguez09WSUniform	Ezra Levine	29	0.3%
#AliRookieCardBVG8	Jason Epstein	10	0.2%
#AliRookieCardBVG8	Ezra Levine	2	0.0%
#ALIWBCBELT	Jason Epstein	500	1.2%
#ALIWBCBELT	Ezra Levine	56	0.1%
#BobbyOrrBruinsJersey	Ezra Levine	88	0.2%
#BRADY2000SPXSPECTRUMBGS9.5	Jason Epstein	250	0.4%
#BRADY2000SPXSPECTRUMBGS9.5	Matthew Demchyk	100	0.2%
#BradyChampionshipTicket	Jason Epstein	1056	0.5%
#BRADYDEBUTTICKET	Ezra Levine	13	0.1%
#BRADYPLAYOFFCONTENDERSBASKET	Jason Epstein	4149	22.2%
#BRADYPLAYOFFCONTENDERSBASKET	Sheel Tyle	30	0.2%
#BRADYPLAYOFFCONTENDERSBASKET	Matthew Demchyk	219	1.2%
#BRADYROOKIE	Jason Epstein	20	0.3%
#CHAMBERLAINHSUNIFORM	Jason Epstein	400	3.1%
#CHAMBERLAINHSUNIFORM	Ezra Levine	94	0.7%
#ChamberlainPhilaJersey59-60	Jason Epstein	1196	0.9%
#ChamberlainPhilaJersey59-60	Ezra Levine	385	0.3%
#ChamberlainPhilaJersey59-60	Sheel Tyle	4338	3.2%

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

#Series Name	Owner	Quantity	% of Outstanding
#ChicagoBullsDynastyHardwood	Ezra Levine	61	0.1%
#Clemente1955PSA8	Jason Epstein	70	0.8%
#Clemente1955PSA8	Ezra Levine	46	0.5%
#CLEMENTEWHITE&GRAYBASKET	Ezra Levine	7	0.1%
#CLEMENTEWHITE&GRAYBASKET	Matthew Demchyk	35	0.3%
#COBBMINTE98	Jason Epstein	280	0.9%
#COBBMINTE98	Ezra Levine	554	1.8%
#COBBVINTAGET206PHOTO	Jason Epstein	25	0.5%
#COBBVINTAGET206PHOTO	Matthew Demchyk	25	0.5%
#CristianoRonaldoRC1of1	Ezra Levine	520	1.0%
#CROSBYTHECUPBASKET	Ezra Levine	3923	18.4%
#CurryGoldToppsPSA10	Jason Epstein	1160	36.3%
#CurryGoldToppsPSA10	Ezra Levine	4	0.1%
#DaveBingSigned50GreatestNBAPlayersLithograph	Ezra Levine	4	0.0%
#DIMAGGIO1933BAT	Ezra Levine	278	2.8%
#DonovanMitchellNT9.5	Ezra Levine	40	1.3%
#DURANTCHROMEREFRACTORPSA10	Jason Epstein	23	1.8%
#DURANTCHROMEREFRACTORPSA10	Ezra Levine	6	0.5%
#DWADEULTIMATE	Jason Epstein	50	1.1%
#EddiePlankT206PSA4	Ezra Levine	370	0.6%
#EmbiidFirst50PointGameJersey	Ezra Levine	2	0.1%
#EMMITTSMITH10KJERSEY	Jason Epstein	1	0.0%
#EMMITTSMITH10KJERSEY	Matthew Demchyk	399	6.6%
#EMMITTSMITHMVPBASKET	Jason Epstein	48	0.8%
#EMMITTSMITHMVPBASKET	Matthew Demchyk	430	7.4%
#Eruzione1980MiracleOnIceGoldJersey	Ezra Levine	11	0.0%
#Giannis48PointGameSneakers	Ezra Levine	12	0.2%
#GIANNISGOLDIMMACULATE	Ezra Levine	3	0.1%
#GLEYBERTORRESORANGE9.5	Jason Epstein	30	1.4%
#Gretzky1981SportsIllustratedCoverCGC9.4	Ezra Levine	225	6.0%
#GRETZKYOPEECHEE1979	Jason Epstein	110	1.6%
#GRETZKYOPEECHEE1979	Ezra Levine	327	4.6%
#HamiltonChromeOrangeSapphire	Ezra Levine	1	0.0%
#HARMONKILLEBREW1955TOPPSPSA9	Jason Epstein	100	2.3%
#HARMONKILLEBREW1955TOPPSPSA9	Ezra Levine	35	0.8%
#HonusWagner1910PSA5	Ezra Levine	211	2.1%
#JackieLeaf3.5	Jason Epstein	30	0.4%
#JackieLeaf3.5	Ezra Levine	8	0.1%
#JackieRobinson1952ToppsPSA8.5	Jason Epstein	200	0.3%
#JackieRobinson1952ToppsPSA8.5	Ezra Levine	369	0.6%
#JackieRobinson1952ToppsPSA8.5	Matthew Demchyk	100	0.2%
#JackieRobinson53Topps8	Jason Epstein	200	2.7%
#JackieRobinson53Topps8	Ezra Levine	29	0.4%
#JACKIEROBINSONAUTOBAT	Jason Epstein	10	0.6%
#JACKIEROBINSONAUTOBAT	Ezra Levine	3	0.2%
#JETERFOILRCBASKETBGS9.5	Jason Epstein	13	0.1%
#JimmieFoxx1938Bat	Jason Epstein	300	3.0%
#JimmieFoxx1938Bat	Ezra Levine	257	2.6%
#JimmieFoxx1938Bat	Matthew Demchyk	195	2.0%
#JordanExquisite8.5Flashback	Ezra Levine	33	0.2%

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

#Series Name	Owner	Quantity	% of Outstanding
#JORDANEXQUISITEBGS8	Ezra Levine	72	0.9%
#JORDANEXQUISITEBGS8	Sheel Tyle	150	1.8%
#JORDANFLEER86SGC10	Jason Epstein	100	0.5%
#JORDANFLEER86SGC10	Ezra Levine	53	0.3%
#JORDANPSA10	Ezra Levine	301	3.0%
#JORDANPSA10	Matthew Demchyk	225	2.2%
#JORDANROOKIEJERSEY	Jason Epstein	30	0.1%
#JORDANSIGNEDPROFESSIONALBAT	Ezra Levine	14	0.3%
#KAWHIBASKET	Jason Epstein	1370	57.4%
#KevinDurantHSJersey	Ezra Levine	33	0.1%
#KevinDurantHSJersey	Sheel Tyle	4500	19.8%
#KobeBryant2001WarmUpJacket	Ezra Levine	219	1.0%
#KobeBryantFirstWhite#24Jersey	Jason Epstein	20	0.0%
#KobeBryantFirstWhite#24Jersey	Ezra Levine	159	0.1%
#KobeBryantFirstWhite#24Jersey	Sheel Tyle	25000	17.6%
#KobeBryantRoyalBlueJordanSneakers	Jason Epstein	10	0.1%
#KobeFinalSeasonSneakers	Ezra Levine	1	0.0%
#KobeLeBronJordanMagicQuadAuto	Ezra Levine	317	1.2%
#KOUFAX55PSA9	Ezra Levine	493	1.0%
#LBJEXQUISITE	Jason Epstein	975	0.7%
#LeBronBlackDiamond	Ezra Levine	51	0.3%
#LEBRONBLACKREFRACTOR	Jason Epstein	60	0.4%
#LEBRONBLACKREFRACTOR	Ezra Levine	53	0.4%
#LEBRONCREDENTIALS	Ezra Levine	77	0.2%
#LeBronMeloBosh2008TripleLogoMan	Ezra Levine	27	0.0%
#LeBronMeloDualLogoman	Jason Epstein	10	0.0%
#LeBronMeloDualLogoman	Ezra Levine	17	0.0%
#LEBRONMELOWADETRIORC	Ezra Levine	130	0.3%
#LukaRookieJersey	Jason Epstein	200	0.4%
#LukaRookieJersey	Ezra Levine	97	0.2%
#LukaRookieJersey	Sheel Tyle	5000	9.6%
#LukaWhiteSparkle	Jason Epstein	200	0.3%
#LukaWhiteSparkle	Ezra Levine	9	0.0%
#MAGICBIRDDRJPSA8BASKET	Jason Epstein	668	23.7%
#MAGICBIRDLOGOMAN	Jason Epstein	40	0.1%
#MAGICBIRDLOGOMAN	Ezra Levine	130	0.3%
#MahomesBronzeBasket	Ezra Levine	4	0.0%
#MahomesImmaculate1of1	Jason Epstein	35	0.2%
#MahomesImmaculate1of1	Ezra Levine	19	0.1%
#MahomesImmaculate1of1	Sheel Tyle	1000	4.4%
#MahomesNT1of1	Jason Epstein	3200	1.0%
#MahomesNT1of1	Ezra Levine	956	0.3%
#MahomesNT1of1	Matthew Demchyk	1000	0.3%
#MANTLE1952TOPPSPSA8	Jason Epstein	112	0.2%
#MANTLE1952TOPPSPSA8	Ezra Levine	257	0.5%
#MANTLE1952TOPPSPSA8	Sheel Tyle	241	0.5%
#MANTLE1952TOPPSPSA8	Matthew Demchyk	1794	3.6%
#Mantle1953Topps8	Jason Epstein	100	1.0%
#Mantle1953Topps8	Ezra Levine	191	1.8%
#MANTLE1956PSA8BASKET	Jason Epstein	1510	25.4%
#MANTLE1956PSA8BASKET	Ezra Levine	49	0.8%
#Mantle1957ToppsPSA8.5	Ezra Levine	18	0.3%

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

#Series Name	Owner	Quantity	% of Outstanding
#MANTLE1960PSA9	Jason Epstein	30	0.7%
#Mantle1966ToppsPSA9Basket	Ezra Levine	20	0.2%
#MANTLE1967TOPPS9	Ezra Levine	4	0.2%
#Mantle1968PSA9Basket	Ezra Levine	1	0.0%
#MANTLE52TOPPSPSA7	Matthew Demchyk	1200	3.8%
#Mantle54BowmanBasket	Jason Epstein	1401	26.3%
#MantleDebutStub	Ezra Levine	120	1.0%
#Maris58ToppsPSA9	Jason Epstein	100	1.7%
#MAYS1951BOWMAN7	Jason Epstein	13	0.1%
#MAYS1951BOWMAN7	Sheel Tyle	700	6.7%
#MAYS1952PSA8	Jason Epstein	10	0.0%
#MAYS1952PSA8	Ezra Levine	158	0.6%
#MAYS1959PSA9BASKET	Jason Epstein	620	12.2%
#MAYS1959PSA9BASKET	Ezra Levine	2	0.0%
#MayweatherRCPSA10	Ezra Levine	8	0.2%
#MESSIROOKIEBASKET	Ezra Levine	14	0.1%
#MESSIROOKIEBASKET	Matthew Demchyk	379	4.0%
#Mikan48BowmanPSA7	Jason Epstein	160	1.9%
#Mikan48BowmanPSA7	Matthew Demchyk	200	2.4%
#MONTANARCPSA10	Jason Epstein	5	0.1%
#MONTANARCPSA10	Ezra Levine	71	1.1%
#MONTANARCPSA10	Matthew Demchyk	94	1.4%
#MOOKIEBETTSGLOVE	Ezra Levine	30	0.5%
#NadalNetProGlossy	Jason Epstein	4	0.1%
#NadalNetProGlossy	Ezra Levine	21	0.7%
#NolanRyan1968ToppsPSA8.5	Jason Epstein	500	20.1%

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

#Series Name	Owner	Quantity	% of Outstanding
#NolanRyan1968ToppsPSA8.5	Ezra Levine	10	0.4%
#OvechkinTheCupBGSGemMint9.5	Ezra Levine	23	0.0%
#PaulMolitor1978ToppsPSA10	Ezra Levine	38	0.4%
#PeytonManningMVPHelmet	Ezra Levine	1099	2.9%
#PeytonManningMVPHelmet	Sheel Tyle	2000	5.3%
#RONALDO2002PANINIFUTEBOLSTICKERSPSA10	Ezra Levine	34	0.3%
#RoyCampanella1949BowmanPSA9	Ezra Levine	96	1.6%
#Ruth33GoudeySGC8	Jason Epstein	175	1.2%
#Ruth33GoudeySGC8	Ezra Levine	369	2.6%
#Ruth33GoudeySGC8	Sheel Tyle	250	1.8%
#RUTHGEHRIGBALL	Jason Epstein	298	14.6%
#RUTHGEHRIGBALL	Ezra Levine	115	5.7%
#RUTHGEHRIGBALL	Matthew Demchyk	135	6.6%
#SandyKoufax1956ToppsGrayBackPSA9	Ezra Levine	17	0.5%
#ShoelessJoeJackson1915PSA8	Ezra Levine	43	0.4%
#TEDWILLIAMS1939PLAYBALL	Ezra Levine	20	0.6%
#TheRockBumbleBeePSA10	Jason Epstein	500	5.2%
#TheRockBumbleBeePSA10	Ezra Levine	42	0.4%
#TheRockBumbleBeePSA10	Matthew Demchyk	3	0.0%
#Tiger1stEventStub	Matthew Demchyk	100	1.1%
#TIGERPUTTER	Jason Epstein	60	0.3%
#TIGERPUTTER	Ezra Levine	329	1.5%
#TIGERSPAUTHENTICBGS9.5	Jason Epstein	13	0.4%
#TIGERSPAUTHENTICBGS9.5	Ezra Levine	6	0.2%
#TigerWoodsDebutTicket	Ezra Levine	1	0.0%
#TROUTFINESTSUPERFRACTOR	Jason Epstein	10	0.0%
#TysonRCBGS9Basket	Ezra Levine	54	0.9%
#UnitasPSA8	Ezra Levine	4	0.1%
#WarrenSpahn1948LeafPSA9	Ezra Levine	201	2.2%
#WILTCHAMBERLAIN1961FLEERRCPSA9	Ezra Levine	328	0.9%
#YAODUNCANDIRKTRIPLELOGOMAN	Ezra Levine	2	0.0%
#YASTRZEMSKIRC9BASKET	Jason Epstein	15	0.4%
#ZionPrizmsBlueBGS10	Jason Epstein	20	0.3%
#ZIONRPABGS9	Jason Epstein	10	0.1%

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

The Manager or Asset Manager receives Sourcing Fees for each offering for Series of Interests in the Company that closes. During the first six months of 2022, the Manager received $251,160 in Sourcing Fees for sixty-two (62) Series that were closed. During 2022, the manager also received 66,235 shares in non-cash compensation with a value of $513,950.

Series	# of Shares	Cash Sourcing Fees	Non-Cash Equity	Total Cash and Non-Cash Sourcing Fees
#1959TOPPSBASEBALLSET	580	$5,800	$2,900	$8,700
#1980ToppsBasketballWax	687	$6,870	$3,125	$9,995
#96SkyboxE-X2000Wax	262	$2,620	$1,575	$4,195
#AARONDECADEBASKET	752	$7,520	$1,504	$9,024
#AlexRodriguez09WSUniform	1000	$13,000	$2,600	$15,600
#ALKALINE1954TOPPSPSA9	280	$2,800	$400	$3,200
#BabeRuthBowsOutPhoto	3000	$15,000	$1,320	$16,320
#BellingerOrangeBGS9.5	180	$1,800	$1,800	$3,600
#BobbyOrrBruinsJersey	3000	$30,000	$15,000	$45,000
#Brady01TicketBooklet	0	$0	$1,440	$1,440
#BRADY2000SPXSPECTRUMBGS9.5	2500	$25,000	$25,000	$50,000
#BRADYDEBUTTICKET	800	$8,000	$4,000	$12,000
#CassiusClaySonyListonUPIType1	100	$1,000	$2,200	$3,200
#CharlesBarkleySunsJersey	1680	$8,400	$5,600	$14,000
#CrosbyWinterClassicSkates	60	$600	$1,800	$2,400
#DaveBingSigned50GreatestNBAPlayersLithograph	651	$6,510	$2,790	$9,300
#EmbiidFirst50PointGameJersey	192	$1,920	$1,280	$3,200
#Gretzky1979Topps9	1896	$9,480	$0	$9,480
#GRIFFEY89UPPERDECKSGCGOLD	186	$1,860	$0	$1,860
#HamiltonChromeOrangeSapphire	180	$1,800	$4,500	$6,300
#HARMONKILLEBREW1955TOPPSPSA9	399	$3,990	$363	$4,353
#HonusWagner1910PSA5	1078	$10,780	$0	$10,780
#JORDAN86FLEERBGS9.5BASKET	2720	$13,600	$1,516	$15,116
#JordanExquisite8.5Flashback	1600	$16,000	$1,920	$17,920
#JORDANFLEER86SGC10	1140	$11,400	$1,800	$13,200
#KareemPointsRecordBall	1750	$17,500	$17,500	$35,000
#KobeBlackHistoryMonthFinalSeasonShoes	520	$5,200	$2,600	$7,800
#KobeBryant2001WarmUpJacket	910	$9,100	$9,100	$18,200
#KobeLeBronJordanMagicQuadAuto	1100	$5,500	$5,500	$11,000
#KOUFAXPSA8	195	$1,950	$1,560	$3,510
#LBJKobeToppsBasket	350	$1,800	$0	$1,800
#LEBRONCREDENTIALS	4200	$21,000	$0	$21,000
#LeBronRookieShoes	3200	$16,000	$35,140	$51,140
#LOUGEHRIGRCPHOTO	276	$2,760	$1,380	$4,140
#LUKADONCICGUROOKIESNEAKERS	525	$5,250	$3,750	$9,000
#MAGICBIRDDRJ1980PSA9	600	$3,000	$0	$3,000
#Mantle1965Topps9	900	$4,500	$0	$4,500
#MANTLE1967TOPPS9	152	$1,520	$0	$1,520
#MANTLE1969TOPPS9	580	$2,900	$0	$2,900
#MANTLE52TOPPSPSA7	1700	$17,000	$0	$17,000
#MantleDebutStub	700	$7,000	$9,000	$16,000

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

Series	# of Shares	Cash Sourcing Fees	Non-Cash Equity	Total Cash and Non-Cash Sourcing Fees
#MARINO1984ROOKIECARDBGS10BASKET	616	$3,080	$0	$3,080
#MLBALLSTARGAMETICKETRUNCOLLECTION	340	$3,400	$1,700	$5,100
#NadalNetProGlossy	200	$2,000	$2,000	$4,000
#NolanRyan1968MiltonBradleyPSA9	3600	$18,000	$0	$18,000
#NTBBallWaxBundle	750	$7,500	$3,750	$11,250
#OscarRobertsonCincinnatiRoyalsJersey	3500	$17,500	$12,500	$30,000
#OttoGraham1950BowmanPSA9	304	$3,040	$1,520	$4,560
#OVECHKINSPAUTHBASKET9.5	239	$2,390	$0	$2,390
#PaulMolitor1978ToppsPSA10	848	$4,240	$1,060	$5,300
#Pele1958AmericanaPSA3	749	$7,490	$9,630	$17,120
#RipkenRookieJersey&CardBasket	1080	$10,800	$10,800	$21,600
#RONALDO2002PANINIFUTEBOLSTICKERSPSA10	600	$6,000	$6,000	$12,000
#RONALDO2003PANINIMEGACRAQUESPSA10	2009	$20,090	$14,350	$34,440
#RoyCampanella1949BowmanPSA9	660	$6,600	$0	$6,600
#SandyKoufax1956ToppsGrayBackPSA9	234	$2,340	$1,170	$3,510
#ShoelessJoeJackson1915PSA8	1020	$10,200	$0	$10,200
#Tiger1stEventStub	640	$6,400	$6,400	$12,800
#TigerWoodsDebutTicket	490	$4,900	$0	$4,900
#WarrenSpahn1948LeafPSA9	675	$6,750	$700	$7,450
#WILTCHAMBERLAIN1961FLEERRCPSA9	3600	$36,000	$617	$36,617
#YAODUNCANDIRKTRIPLELOGOMAN	1500	$7,500	$9,000	$16,500
Grand Total	66235	$513,950	$251,160	$765,110

December 31, 2020	4405	$62,860	$102,590	$165,450
December 31, 2021	43162	$392,759	$448,671	$841,430
June 30, 2022	66235	$513,950	$251,160	$765,110

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

The Manager or Asset Manager also purchases a minimum of an additional 0.5% interest in the Series for Cash. The following table lists the minimum Managers or Asset Managers shares purchased by Series as of June 30, 2022.

CS Asset Manager, LLC Series	# of Shares	Cash Paid
#ALKALINE1954TOPPSPSA9	20	200
#HARMONKILLEBREW1955TOPPSPSA9	20	200
#1959TOPPSBASEBALLSET	40	400
#Gretzky1979Topps9	50	250
#AlexRodriguez09WSUniform	53	689
#JORDAN86FLEERBGS9.5BASKET	130	650
#ShoelessJoeJackson1915PSA8	45	450
#KobeBryant2001WarmUpJacket	100	1000
#KareemPointsRecordBall	188	1880
#LOUGEHRIGRCPHOTO	26	260
#SandyKoufax1956ToppsGrayBackPSA9	17	170
#LBJKobeToppsBasket	8	80
#RONALDO2003PANINIMEGACRAQUESPSA10	153	1530
#OttoGraham1950BowmanPSA9	22	220
#KobeLeBronJordanMagicQuadAuto	122	610
#BobbyOrrBruinsJersey	200	2000
#MARINO1984ROOKIECARDBGS10BASKET	17	85
#NTBBallWaxBundle	68	680
#BabeRuthBowsOutPhoto	50	250
#OscarRobertsonCincinnatiRoyalsJersey	269	1345
#BRADY2000SPXSPECTRUMBGS9.5	270	2700
#BRADYDEBUTTICKET	54	540
#LUKADONCICGUROOKIESNEAKERS	41	410
#WarrenSpahn1948LeafPSA9	43	430
#MLBALLSTARGAMETICKETRUNCOLLECTION	24	240
#RoyCampanella1949BowmanPSA9	28	280
#WILTCHAMBERLAIN1961FLEERRCPSA9	160	1600
#MANTLE52TOPPSPSA7	150	1500
#DaveBingSigned50GreatestNBAPlayersLithograph	50	500
#KOUFAXPSA8	22	220
#JORDANFLEER86SGC10	95	950
#OVECHKINSPAUTHBASKET9.5	15	150
#JordanExquisite8.5Flashback	83	830
#LEBRONCREDENTIALS	175	875
#MANTLE1967TOPPS9	10	100
#HonusWagner1910PSA5	45	450
#LeBronRookieShoes	450	2250
#MAGICBIRDDRJ1980PSA9	30	150
#AARONDECADEBASKET	40	400
#GRIFFEY89UPPERDECKSGCGOLD	8	80
#PaulMolitor1978ToppsPSA10	50	250
#NolanRyan1968MiltonBradleyPSA9	155	775
#Mantle1965Topps9	36	180
#CrosbyWinterClassicSkates	10	100
#RONALDO2002PANINIFUTEBOLSTICKERSPSA10	55	550
#CassiusClaySonyListonUPIType1	12	120
#KobeBlackHistoryMonthFinalSeasonShoes	36	360
#NadalNetProGlossy	15	150
#MantleDebutStub	56	560
#YAODUNCANDIRKTRIPLELOGOMAN	164	820
#EmbiidFirst50PointGameJersey	19	190
#MANTLE1969TOPPS9	33	165
#RipkenRookieJersey&CardBasket	75	750
#TigerWoodsDebutTicket	40	400
#Brady01TicketBooklet	6	60
#1980ToppsBasketballWax	34	340
#Pele1958AmericanaPSA3	60	600
#CharlesBarkleySunsJersey	152	760
#96SkyboxE-X2000Wax	15	150
#BellingerOrangeBGS9.5	13	130
#Tiger1stEventStub	45	450
#HamiltonChromeOrangeSapphire	29	290

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

NOTE 4: MEMBERS’ EQUITY

The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the Collectable Asset held in that series after deduction of expense allocations and direct expenses attributable to the Collectable Asset, based on their percentage of the total outstanding Interests in that Series.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

Distributions Upon Liquidation

Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Collectable Assets will be liquidated, and proceeds distributed as follows:

(i)	first, to any third-party creditors;

(ii)	second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses).

(iii)	first, 100% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 (Unaudited)

NOTE 6: COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any material pending or threatened litigation against the Company, its members or its Manager.

COVID-19

The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this report, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

The COVID-19 outbreak and resulting economic uncertainty may impact the value of value of collectables and the underlying assets. The extent of the impact and effects of the recent outbreak of the coronavirus (COVID-19) on the operation and financial performance of our business are unknown. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 28, 2022. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements. The Company will have offering circulars in the future and continue to close IPO’s and offer assets for sale.

Item 4. Exhibits

EXHIBIT INDEX

Exhibit 1.1 – Broker-Dealer Agreement dated August 6, 2020 between Collectable Sports Assets, LLC and Dalmore Group, LLC (4)

Exhibit 2.1 – Certificate of Formation (1)

Exhibit 2.2 – Amended and Restated Limited Liability Company Agreement (3)

Exhibit 2.3 – Series Designation #RUTHGEHRIGBALL (Included in Exhibit 2.2) (3)

Exhibit 2.4 – [INTENTIONALLY OMITTED]

Exhibit 2.5 – Series Designation #LEBRONROOKIE (Included in Exhibit 2.2) (3)

Exhibit 2.6 – Series Designation #KAWHIBASKET (Included in Exhibit 2.2) (3)

Exhibit 2.7 – [INTENTIONALLY OMITTED]

Exhibit 2.8 – Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC. (4)

Exhibit 2.9 – Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (6)

Exhibit 2.10 – Series Designation #JORDANPSA10 (Included in Exhibit 2.9) (6)

Exhibit 2.11 – Series Designation #COBBMINTE98 (Included in Exhibit 2.9, as amended by Exhibit 2.39) (6, 11)

Exhibit 2.12 – Amendment No. 3 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (7)

Exhibit 2.13 – [INTENTIONALLY OMITTED]

Exhibit 2.14 – Series Designation #MAHOMESROOKIE (Included in Exhibit 2.12) (7)

Exhibit 2.15 – Series Designation #MAGICBIRDDRJ (Included in Exhibit 2.12) (7)

Exhibit 2.16 – Amendment No. 4 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (8)

Exhibit 2.17 – Series Designation #JACKIEROBINSONAUTOBAT (Included in Exhibit 2.16 (8)

Exhibit 2.18 – Series Designation #UNITAS1965JERSEY (Included in Exhibit 2.16, as amended by Exhibit 2.39 (8, 11)

Exhibit 2.19 – Series Designation #ALIWBCBELT (Included in Exhibit 2.16 (8)

Exhibit 2.20 – Series Designation #CHAMBERLAINHSUNIFORM (Included in Exhibit 2.16 (8)

Exhibit 2.21 – [INTENTIONALLY OMITTED]

Exhibit 2.22 – Series Designation #TROUTGLOVE (Included in Exhibit 2.16, as amended by Exhibit 2.39, as further amended by Exhibit 2.155 (8, 11, 14)

Exhibit 2.23 – [INTENTIONALLY OMITTED]

Exhibit 2.24 – Series Designation #MOOKIEBETTSGLOVE (Included in Exhibit 2.16, as amended by Exhibit 2.39 (8, 11)

Exhibit 2.25 – Series Designation #LEBRONBLACKREFRACTOR (Included in Exhibit 2.16, as amended by Exhibit 2.39 (8,11)

Exhibit 2.26 – [INTENTIONALLY OMITTED]

Exhibit 2.27 – Series Designation #GIANNISRPA (Included in Exhibit 2.16 (8)

Exhibit 2.28 – Series Designation #BRADYROOKIE (Included in Exhibit 2.16 (8)

Exhibit 2.29 – Series Designation #1986WAX (Included in Exhibit 2.16 (8)

Exhibit 2.30 – [INTENTIONALLY OMITTED]

Exhibit 2.31 – Series Designation #GRETZKYOPEECHEE1979 (Included in Exhibit 2.16 (8)

Exhibit 2.32 – Series Designation #ZIONRPABGS9 (Included in Exhibit 2.16 (8)

Exhibit 2.33 – Amendment No. 5 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (10)

Exhibit 2.34 – Series Designation #BANKS1954PSA9 (Included in Exhibit 2.33) (10)

Exhibit 2.35 – Series Designation #MANTLE1952BOWMANPSA8 (Included in Exhibit 2.33) (10)

Exhibit 2.36 – Series Designation #KOUFAX1955PSA8.5 (Included in Exhibit 2.33) (10)

Exhibit 2.37 – Series Designation #DURANTCHROMEREFRACTORPSA10 (Included in Exhibit 2.33) (10)

Exhibit 2.38 – [INTENTIONALLY OMITTED]

Exhibit 2.39 –Amendment No. 6 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (11)

Exhibit Index - Page 1

Exhibit 2.40 – Series Designation #Mantle1952ToppsPSA8 (included in Exhibit 2.39) (11)

Exhibit 2.41 – [INTENTIONALLY OMITTED]

Exhibit 2.42 – Series Designation #JORDANROOKIEJERSEY (included in Exhibit 2.39) (11)

Exhibit 2.43 – Series Designation #TIGERPUTTER (included in Exhibit 2.39) (11)

Exhibit 2.44 – [INTENTIONALLY OMITTED]

Exhibit 2.45 – Series Designation #MAHOMESEMERALDRPABGS9 (included in Exhibit 2.39) (11)

Exhibit 2.46 – Series Designation #18-19BASKETBALLGROWTHBASKET (included in Exhibit 2.39) (11)

Exhibit 2.47 – Series Designation #EMMITTSMITHMVPBASKET (included in Exhibit 2.39) (11)

Exhibit 2.48 – Series Designation #EMMITTSMITH10KJERSEY (included in Exhibit 2.39) (11)

Exhibit 2.49 – Amendment No. 7 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (12)

Exhibit 2.50 – Series Designation #LEBRONULTIMATE (included in Exhibit 2.95) (14)

Exhibit 2.51 – Series Designation #TATISBOWMANBLACKLABEL (included in Exhibit 2.95) (14)

Exhibit 2.52 – Series Designation #GIANNISGOLDIMMACULATE (included in Exhibit 2.49) (12)

Exhibit 2.53 – Series Designation #TIGERSIFORKIDS (included in Exhibit 2.49) (12)

Exhibit 2.54 – Series Designation #ANDRETHEGIANT (included in Exhibit 2.49) (12)

Exhibit 2.55 – Series Designation #MARINOMANNINGFAVREJERSEYS (included in Exhibit 2.49) (12)

Exhibit 2.56 – [INTENTIONALLY OMITTED]

Exhibit 2.57 – [INTENTIONALLY OMITTED]

Exhibit 2.58 – Series Designation #2000PLAYOFFCONTENDERSWAX (included in Exhibit 2.49) (12)

Exhibit 2.597 – Series Designation #TEDWILLIAMS1939PLAYBALL (included in Exhibit 2.49 (12)

Exhibit 2.60 – Series Designation #TATUMFLAWLESS10 (included in Exhibit 2.49) (12)

Exhibit 2.61 – Series Designation # LEBRONEMBLEMSOFENDORSEMENT (included in Exhibit 2.49) (12)

Exhibit 2.62 – Amendment No. 8 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (13)

Exhibit 2.63 – [INTENTIONALLY OMITTED]

Exhibit 2.64 – [INTENTIONALLY OMITTED]

Exhibit 2.65 – Series Designation #DoncicBluePSA10 (included in Exhibit 2.62) (13)

Exhibit 2.66 – Series Designation #Mays1960PSA9 (included in Exhibit 2.62) (13)

Exhibit 2.67 – Series Designation #Clemente1955PSA8 (included in Exhibit 2.95) (14)

Exhibit 2.68 – [INTENTIONALLY OMITTED]

Exhibit 2.69 – Series Designation #BradyPlayoffContendersBasket (included in Exhibit 2.62) (13)

Exhibit 2.70 – Series Designation #ClementeWhite&GrayBasket (included in Exhibit 2.95) (14)

Exhibit 2.71 – Series Designation #FrankRobinson1957PSA9Basket (included in Exhibit 2.62) (13)

Exhibit 2.72 – Series Designation #DWadeUltimate (included in Exhibit 2.62) (13)

Exhibit 2.73 – Series Designation #JeterFoilRCBasketBGS9.5 (included in Exhibit 2.95) (14)

Exhibit 2.74 – Series Designation #1964KoufaxJersey (included in Exhibit 2.62) (13)

Exhibit 2.75 – [INTENTIONALLY OMITTED]

Exhibit 2.76 – Series Designation #HallOfFameBaseball (included in Exhibit 2.62) (13)

Exhibit 2.77 – Series Designation #Aaron1954PSA8.5 (included in Exhibit 2.62) (13)

Exhibit 2.78 – Series Designation #BettsGoldRefractorBASKET (included in Exhibit 2.95) (14)

Exhibit 2.79 – Series Designation #AcunaGold9.5 (included in Exhibit 2.62) (13)

Exhibit 2.80 – [INTENTIONALLY OMITTED]

Exhibit 2.81 – Series Designation #1969ToppsBasketballSet (included in Exhibit 2.62) (13)

Exhibit 2.82 – Series Designation #GleyberTorresOrange9.5 (included in Exhibit 2.62) (13)

Exhibit 2.83 – Series Designation #CobbVintageT206Photo (included in Exhibit 2.62) (13)

Exhibit 2.84 – Series Designation #Mays1951Photo (included in Exhibit 2.62) (13)

Exhibit 2.85 – [INTENTIONALLY OMITTED]

Exhibit 2.86 – Series Designation #TraeYoungFlawlessBGS9 (included in Exhibit 2.62) (13)

Exhibit 2.87 – Series Designation #Mays1959PSA9Basket (included in Exhibit 2.62) (13)

Exhibit 2.88 – Series Designation #YastrzemskiRC9Basket (included in Exhibit 2.62) (13)

Exhibit 2.89 – Series Designation #Koufax55PSA9 (included in Exhibit 2.95) (14)

Exhibit 2.90 – Series Designation #MAYS1952PSA8 (included in Exhibit 2.95) (14)

Exhibit 2.91 – Series Designation #MANTLE1960PSA9 (included in Exhibit 2.62) (13)

Exhibit 2.92 – Series Designation #MONTANARCPSA10 (included in Exhibit 2.62) (13)

Exhibit 2.93 – Series Designation #TigerSPAuthenticBGS9.5 (included in Exhibit 2.62) (13)

Exhibit Index - Page 2

Exhibit 2.94 – Series Designation #Mantle1956PSA8Basket (included in Exhibit 2.62) (13)

Exhibit 2.94 – Series Designation #MagicBirdDrJPSA8Basket (included in Exhibit 2.62) (13)

Exhibit 2.95 – Amendment No. 9 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (14)

Exhibit 2.96 - Series Designation #RickeyHendersonRCPSA10 (included in Exhibit 2.95) (14)

Exhibit 2.97 - Series Designation #MikanRCPhoto (included in Exhibit 2.95) (14)

Exhibit 2.98 - [INTENTIONALLY OMITTED]

Exhibit 2.99 - [INTENTIONALLY OMITTED]

Exhibit 2.100 - [INTENTIONALLY OMITTED]

Exhibit 2.101 - Series Designation #Mantle52ToppsPSA7 (included in Exhibit 2.95) (14)

Exhibit 2.102 - Series Designation #CrosbyTheCupBasket (included in Exhibit 2.95) (14)

Exhibit 2.103 - Series Designation #OvechkinTheCupBGS8.5 (included in Exhibit 2.95) (14)

Exhibit 2.104 - Series Designation #JordanExquisiteBGS8 (included in Exhibit 2.95) (14)

Exhibit 2.105 - Series Designation #CurryRPABGS9.5 (included in Exhibit 2.95) (14)

Exhibit 2.106 - Series Designation #JordanSignedProfessionalBat (included in Exhibit 2.95) (14)

Exhibit 2.107 - Series Designation #DiMaggio1933Bat (included in Exhibit 2.95) (14)

Exhibit 2.108 - [INTENTIONALLY OMITTED]

Exhibit 2.109 - Series Designation #Andre&HulkWrestlingBasket (included in Exhibit 2.95) (14)

Exhibit 2.110 - [INTENTIONALLY OMITTED]

Exhibit 2.111 - Series Designation #MagicBirdLogoMan (included in Exhibit 2.95) (14)

Exhibit 2.112 - Series Designation #MessiRookieBasket (included in Exhibit 2.95) (14)

Exhibit 2.113 - Series Designation #ChamberlainPhilaJersey59-60 (included in Exhibit 2.95) (14)

Exhibit 2.114 - Series Designation #LeBronMeloWadeTrioRC (included in Exhibit 2.95) (14)

Exhibit 2.115 - Series Designation #Mantle54BowmanBasket (included in Exhibit 2.95) (14)

Exhibit 2.116 - Series Designation #BettsBlueRefractorBasket (included in Exhibit 2.95) (14)

Exhibit 2.117 - [INTENTIONALLY OMITTED]

Exhibit 2.118 - [INTENTIONALLY OMITTED]

Exhibit 2.119 - [INTENTIONALLY OMITTED]

Exhibit 2.120 - Series Designation #Ruth33GoudeySGC8 (included in Exhibit 2.95) (14)

Exhibit 2.121 - Series Designation #MayweatherRCPSA10 (included in Exhibit 2.95, as amended by Exhibit 2.155 and 2.329 (14, 15, 19).

Exhibit 2.122 - Series Designation #TysonRCBGS9Basket (included in Exhibit 2.95) (14)

Exhibit 2.123 - Series Designation #Elway1984RookieCardPSA10Basket (included in Exhibit 2.95) (14)

Exhibit 2.124 - Series Designation #Marino1984RookieCardBGS10Basket (included in Exhibit 2.95) (14)

Exhibit 2.125 - Series Designation #KobeReebokIversonRetros (included in Exhibit 2.95) (14)

Exhibit 2.126 - Series Designation #Mays1951Bowman7 (included in Exhibit 2.95) (14)

Exhibit 2.127 - Series Designation #OzzieSmithRCBGS9.5 (included in Exhibit 2.95) (14)

Exhibit 2.128 - Series Designation #PaulMolitor1978ToppsPSA10 (included in Exhibit 2.95) (14)

Exhibit 2.129 - Series Designation #Mantle1968PSA9Basket (included in Exhibit 2.95) (14)

Exhibit 2.130 - Series Designation #GaryCarter1975PSA10Basket (included in Exhibit 2.95) (14)

Exhibit 2.131 - Series Designation #Mantle1966ToppsPSA9Basket (included in Exhibit 2.95) (14)

Exhibit 2.132 - Series Designation #Mantle1957ToppsPSA8.5 (included in Exhibit 2.95) (14)

Exhibit 2.133 - [INTENTIONALLY OMITTED]

Exhibit 2.134 - Series Designation #DeversSuperfractor (included in Exhibit 2.95) (14)

Exhibit 2.135 - Series Designation #JoshAllenGoldBGS9.5 (included in Exhibit 2.95) (14)

Exhibit 2.136 - Series Designation #Maris58ToppsPSA9 (included in Exhibit 2.95, as amended by Exhibit 2.155) (14, 15)

Exhibit 2.137 - [INTENTIONALLY OMITTED]

Exhibit 2.138 - Series Designation #MessiMegacracks#71PSA9 (included in Exhibit 2.95) (14)

Exhibit 2.139 - Series Designation #JackieRobinson53Topps8 (included in Exhibit 2.95) (14)

Exhibit 2.140 - Series Designation #Mays1956GrayPSA9 (included in Exhibit 2.95) (14)

Exhibit 2.141 - Series Designation #Mantle1965Topps9 (included in Exhibit 2.95, as amended by Exhibit 2.155 and Exhibit 2.396) (14, 15, 21)

Exhibit Index - Page 3

Exhibit 2.142 - Series Designation #Mantle1967Topps9 (included in Exhibit 2.95, as amended by Exhibit 2.396) (14, 21)

Exhibit 2.143 - Series Designation #Mantle1964Topps9 (included in Exhibit 2.95) (14)

Exhibit 2.144 - [INTENTIONALLY OMITTED]

Exhibit 2.145 - Series Designation #Mantle1960Topps9 (included in Exhibit 2.95, as amended by Exhibit 2.155) (14, 15)

Exhibit 2.146 - Series Designation #Mantle1969Topps9 (included in Exhibit 2.95, as amended by Exhibit 2.155) and Exhibit 2.396 (14, 15, 21)

Exhibit 2.147 - Series Designation #SeagerOrangeRefractorBasket (included in Exhibit 2.95) (14)

Exhibit 2.148 - Series Designation #MahomesNT8.5 (included in Exhibit 2.95) (14)

Exhibit 2.149- [INTENTIONALLY OMITTED]

Exhibit 2.150 - Series Designation #LukaRookieJersey (included in Exhibit 2.95) (14)

Exhibit 2.151 - [INTENTIONALLY OMITTED]

Exhibit 2.152 - Series Designation #MahomesImmaculate1of1 (included in Exhibit 2.95) (14)

Exhibit 2.153 - Series Designation #JordanLeBronSignoftheTimes (included in Exhibit 2.95) (14)

Exhibit 2.154 - Series Designation #LeBronMeloDualLogoman (included in Exhibit 2.95) (14)

Exhibit 2.155 – Amendment No. 10 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (15)

Exhibit 2.156 - Series Designation #JokicRefractor1of1 (included in Exhibit 2.155) (15)

Exhibit 2.157 - [INTENTIONALLY OMITTED]

Exhibit 2.158 - [INTENTIONALLY OMITTED]

Exhibit 2.159 – [INTENTIONALLY OMITTED]

Exhibit 2.160 - Series Designation #LukaWhiteSparkle (included in Exhibit 2.155) (15)

Exhibit 2.161 - [INTENTIONALLY OMITTED]

Exhibit 2.162 - Series Designation #JordanLeBronMagicTripleSigs (included in Exhibit 2.155) (15)

Exhibit 2.163 - [INTENTIONALLY OMITTED]

Exhibit 2.164 - [INTENTIONALLY OMITTED]

Exhibit 2.165 - [INTENTIONALLY OMITTED]

Exhibit 2.166 - [INTENTIONALLY OMITTED]

Exhibit 2.167 - Series Designation #LouGehrigRCPhoto (included in Exhibit 2.155) (15)

Exhibit 2.168 - Series Designation #DonovanMitchellNT9.5 (included in Exhibit 2.155) (15)

Exhibit 2.169 - [INTENTIONALLY OMITTED]

Exhibit 2.170 - Series Designation #AliRookieCardBVG8 (included in Exhibit 2.155) (15)

Exhibit 2.171 - Series Designation #KoufaxPSA8 (included in Exhibit 2.155) (15)

Exhibit 2.172 - [INTENTIONALLY OMITTED]

Exhibit 2.173 - [INTENTIONALLY OMITTED]

Exhibit 2.174 - Series Designation #ShaqRCPSA10Basket (included in Exhibit 2.155, as amended by Exhibit 2.381 (15, 19).

Exhibit 2.175 - [INTENTIONALLY OMITTED]

Exhibit 2.176 - Series Designation #SatchelPaige48LeafSGC30 (included in Exhibit 2.155) (15)

Exhibit 2.177 - Series Designation #ShoelessJoeJackson1915PSA8 (included in Exhibit 2.155, as amended by Exhibit 2.384) (15, 20)

Exhibit 2.178 - [INTENTIONALLY OMITTED]

Exhibit 2.179 - Series Designation #1909E95SGCSet (included in Exhibit 2.155) (15)

Exhibit 2.180 - Series Designation #NegroLeagueLegendaryCutsBasket (included in Exhibit 2.155) (15)

Exhibit 2.181 - Series Designation #AcunaBowman10Basket (included in Exhibit 2.155) (15)

Exhibit 2.182 - [INTENTIONALLY OMITTED]

Exhibit 2.183 - Series Designation #03ExquisiteBox (included in Exhibit 2.155) (15)

Exhibit 2.184 - [INTENTIONALLY OMITTED]

Exhibit 2.185 - Series Designation #NTBBallWaxBundle (included in Exhibit 2.155) (15)

Exhibit 2.186 - Series Designation #BradyChampionshipTicket (included in Exhibit 2.155) (15)

Exhibit 2.187 - [INTENTIONALLY OMITTED]

Exhibit 2.188 - Series Designation #LBJExquisite (included in Exhibit 2.155) (15)

Exhibit 2.189 - [INTENTIONALLY OMITTED]

Exhibit 2.190 - Series Designation #03ToppsChromeWax (included in Exhibit 2.155) (15)

Exhibit 2.191 - Series Designation #BradyBowman10 (included in Exhibit 2.155) (15)

Exhibit Index - Page 4

Exhibit 2.192 - [INTENTIONALLY OMITTED]

Exhibit 2.193 - Series Designation #LBJKobeToppsBasket (included in Exhibit 2.155, as amended by Exhibit 2.384 and Exhibit 2.396) (15, 20, 21)

Exhibit 2.194 - [INTENTIONALLY OMITTED]

Exhibit 2.195 - Series Designation #TroutFinestSuperfractor (included in Exhibit 2.155) (15)

Exhibit 2.196 - [INTENTIONALLY OMITTED]

Exhibit 2.197 - Series Designation #Jordan86FleerBGS9.5Basket (included in Exhibit 2.155) (15)

Exhibit 2.198 - Series Designation #OvechkinSPAuthBasket9.5 (included in Exhibit 2.155, as amended by Exhibit 2.396) (15, 21)

Exhibit 2.199 - Series Designation #Mantle1963PSA9 (included in Exhibit 2.155) (15)

Exhibit 2.200 - Series Designation #Gretzky1979Topps9 (included in Exhibit 2.155, as amended by Exhibit 2.329 (15, 19).

Exhibit 2.201 - [INTENTIONALLY OMITTED]

Exhibit 2.202 - Series Designation #HonusWagner1910PSA5 (included in Exhibit 2.155, as amended by Exhibit 2.396) (15, 21)

Exhibit 2.203 - Series Designation #Mantle1953Bowman8Basket (included in Exhibit 2.155) (15)

Exhibit 2.204 - Series Designation #Mantle1953Topps8 (included in Exhibit 2.155) (15)

Exhibit 2.205 - [INTENTIONALLY OMITTED]

Exhibit 2.206 - Series Designation #AaronDecadeBasket (included in Exhibit 2.155, as amended by Exhibit 2.396) (15, 21)

Exhibit 2.207 - [INTENTIONALLY OMITTED]

Exhibit 2.208 - [INTENTIONALLY OMITTED]

Exhibit 2.209 - Series Designation #TraeYoungFlawlessGreenBGS9 (included in Exhibit 2.155) (15)

Exhibit 2.210 - Series Designation #MagicBirdDrJ1980PSA9 (included in Exhibit 2.155, as amended by Exhibit 2.396) (15, 21)

Exhibit 2.211 - Series Designation #Brady2000SPXSpectrumBGS9.5 (included in Exhibit 2.155) (15)

Exhibit 2.212 - Series Designation #MPJChampionshipTicket (included in Exhibit 2.155) (15)

Exhibit 2.213 - Series Designation #ErlingHaalandPSA10Basket (included in Exhibit 2.155, as amended by Exhibit 2.381 (15, 19).

Exhibit 2.214 - Amendment No. 11 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (17)

Exhibit 2.215 - Series Designation #JordanFleer86SGC10 (included in Exhibit 2.214) (17)

Exhibit 2.216 - [INTENTIONALLY OMITTED]

Exhibit 2.217 - [INTENTIONALLY OMITTED]

Exhibit 2.218 - Series Designation #YaoDuncanDirkTripleLogoman (included in Exhibit 2.214, as amended by Exhibit 2.396) (17, 21)

Exhibit 2.219 - [INTENTIONALLY OMITTED]

Exhibit 2.220 - Series Designation #JordanLeBronSPXDualForces (included in Exhibit 2.214) (17)

Exhibit 2.221 - [INTENTIONALLY OMITTED]

Exhibit 2.222 - [INTENTIONALLY OMITTED]

Exhibit 2.223 - Series Designation #KobeLeBronJordanMagicQuadAuto (included in Exhibit 2.214) (17)

Exhibit 2.224 - Series Designation #CristianoRonaldoRC1of1 (included in Exhibit 2.214) (17)

Exhibit 2.225 - Series Designation #Serena03NetProPSA10Basket (included in Exhibit 2.214) (17)

Exhibit 2.226 - Series Designation #JustinHerbertHiddenTreasureRPA (included in Exhibit 2.214) (17)

Exhibit 2.227 - [INTENTIONALLY OMITTED]

Exhibit 2.228 - Series Designation #LeBronCredentials (included in Exhibit 2.214, as amended by Exhibit 2.396) (17, 21)

Exhibit 2.229 - Series Designation #LeBronBlackDiamond (included in Exhibit 2.214) (17)

Exhibit 2.230 - Series Designation #MahomesBronzeBasket (included in Exhibit 2.214) (17)

Exhibit 2.231 - [INTENTIONALLY OMITTED]

Exhibit 2.232 - [INTENTIONALLY OMITTED]

Exhibit 2.233 - [INTENTIONALLY OMITTED]

Exhibit 2.234 - [INTENTIONALLY OMITTED]

Exhibit 2.235 - [INTENTIONALLY OMITTED]

Exhibit 2.236 - [INTENTIONALLY OMITTED]

Exhibit 2.237 - Series Designation #Mikan48BowmanPSA7 (included in Exhibit 2.214) (17)

Exhibit Index - Page 5

Exhibit 2.238 - Series Designation #ZionPrizmsBlueBGS10 (included in Exhibit 2.214) (17)

Exhibit 2.239 - Series Designation #MichaelPorterJrBasket (included in Exhibit 2.214) (17)

Exhibit 2.240 - [INTENTIONALLY OMITTED]

Exhibit 2.241 - Series Designation #TheRockBumbleBeePSA10 (included in Exhibit 2.214) (17)

Exhibit 2.242 - Series Designation #JimmieFoxx1938Bat (included in Exhibit 2.214) (17)

Exhibit 2.243 - [INTENTIONALLY OMITTED]

Exhibit 2.244 - Series Designation #Clemente65-68Bat (included in Exhibit 2.214) (17)

Exhibit 2.245 - Series Designation #SadaharuOhBat (included in Exhibit 2.214) (17)

Exhibit 2.246 - [INTENTIONALLY OMITTED]

Exhibit 2.247 - Series Designation #BabeRuthBowsOutPhoto (included in Exhibit 2.214) (17)

Exhibit 2.248 - [INTENTIONALLY OMITTED]

Exhibit 2.249 - [INTENTIONALLY OMITTED]

Exhibit 2.250 - Series Designation #JordanMagicLeBronTripleAutoJersey (included in Exhibit 2.214) (17)

Exhibit 2.251 - Series Designation #UnitasPSA8 (included in Exhibit 2.214, as amended by Exhibit 2.381 (15, 19).

Exhibit 2.252 - Series Designation #MahomesNT1of1 (included in Exhibit 2.214) (17)

Exhibit 2.253 – Amendment No. 12 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (18)

Exhibit 2.254 - [INTENTIONALLY OMITTED]

Exhibit 2.255 - [INTENTIONALLY OMITTED]

Exhibit 2.256 - Series Designation #TrevorLawrenceLeafBasket (included in Exhibit 2.253, as amended by Exhibit 2.381 (18, 19)

Exhibit 2.257 - [INTENTIONALLY OMITTED]

Exhibit 2.258 - [INTENTIONALLY OMITTED]

Exhibit 2.259 - Series Designation #Ruth1914BaltimoreNewsSGC3 (included in Exhibit 2.253) (18)

Exhibit 2.260 - [INTENTIONALLY OMITTED]

Exhibit 2.261 - [INTENTIONALLY OMITTED]

Exhibit 2.262 - [INTENTIONALLY OMITTED]

Exhibit 2.263 - [INTENTIONALLY OMITTED]

Exhibit 2.264 - Series Designation #48LeafRuthSGC8 (included in Exhibit 2.253) (18)

Exhibit 2.265 - [INTENTIONALLY OMITTED]

Exhibit 2.266 - [INTENTIONALLY OMITTED]

Exhibit 2.267 - [INTENTIONALLY OMITTED]

Exhibit 2.268 - Series Designation #OrangeDominguez (included in Exhibit 2.253) (18)

Exhibit 2.269 - [INTENTIONALLY OMITTED]

Exhibit 2.270 - [INTENTIONALLY OMITTED]

Exhibit 2.271 - Series Designation #JordanExquisite8.5Flashback (included in Exhibit 2.253, as amended by Exhibit 2.396) (18, 21)

Exhibit 2.272 - [INTENTIONALLY OMITTED]

Exhibit 2.273 - [INTENTIONALLY OMITTED]

Exhibit 2.274 - [INTENTIONALLY OMITTED]

Exhibit 2.275 - Series Designation #KareemPointsRecordBall (included in Exhibit 2.253) (18)

Exhibit 2.276 - Series Designation #JackieRobinson1952ToppsPSA8.5 (included in Exhibit 2.253) (18)

Exhibit 2.277 - [INTENTIONALLY OMITTED]

Exhibit 2.278 - [INTENTIONALLY OMITTED]

Exhibit 2.279 - [INTENTIONALLY OMITTED]

Exhibit 2.280 - [INTENTIONALLY OMITTED]

Exhibit 2.281 - [INTENTIONALLY OMITTED]

Exhibit 2.282 - [INTENTIONALLY OMITTED]

Exhibit 2.283 - Series Designation #PeytonManningMVPHelmet (included in Exhibit 2.253) (18)

Exhibit 2.284 - Series Designation #ChicagoBullsDynastyHardwood (included in Exhibit 2.253) (18)

Exhibit 2.285 - [INTENTIONALLY OMITTED]Exhibit 2.286 - [INTENTIONALLY OMITTED]

Exhibit 2.287 - [INTENTIONALLY OMITTED]

Exhibit 2.288 - [INTENTIONALLY OMITTED]

Exhibit 2.289 - [INTENTIONALLY OMITTED]

Exhibit 2.290 - Series Designation #CharlesBarkleySunsJersey (included in Exhibit 2.253) (18)

Exhibit Index - Page 6

Exhibit 2.291 - [INTENTIONALLY OMITTED]

Exhibit 2.292 - Series Designation #AlexRodriguez09WSUniform (included in Exhibit 2.253, as amended by Exhibit 2.384) (18, 20)

Exhibit 2.293 - [INTENTIONALLY OMITTED]

Exhibit 2.294 - [INTENTIONALLY OMITTED]

Exhibit 2.295 - Series Designation #KevinDurantHSJersey (included in Exhibit 2.253) (18)

Exhibit 2.296 - [INTENTIONALLY OMITTED]

Exhibit 2.297 - [INTENTIONALLY OMITTED]

Exhibit 2.298 - Series Designation #EmbiidFirst50PointGameJersey (included in Exhibit 2.253) (18)

Exhibit 2.299 - Series Designation #PaulPierce2010ASGJersey (included in Exhibit 2.253) (18)

Exhibit 2.300 - [INTENTIONALLY OMITTED]

Exhibit 2.301 - Series Designation #TimDuncanPMGGreen (included in Exhibit 2.253) (18)

Exhibit 2.303 - Series Designation #ChrisBoshGameWornRaptorsSneakers (included in Exhibit 2.253) (18)

Exhibit 2.304 - [INTENTIONALLY OMITTED]

Exhibit 2.305 - [INTENTIONALLY OMITTED]

Exhibit 2.306 - [INTENTIONALLY OMITTED]

Exhibit 2.307 - [INTENTIONALLY OMITTED]

Exhibit 2.309 - [INTENTIONALLY OMITTED]

Exhibit 2.310 - [INTENTIONALLY OMITTED]

Exhibit 2.311 - Series Designation #KobeFinalSeasonSneakers (included in Exhibit 2.253) (18)

Exhibit 2.312 - [INTENTIONALLY OMITTED]Exhibit 2.313 - [INTENTIONALLY OMITTED]

Exhibit 2.314 - Series Designation #KobeBryant2001WarmUpJacket (included in Exhibit 2.253) (18)

Exhibit 2.315 - Series Designation #KobeBryantRookieSneakers (included in Exhibit 2.253) (18)

Exhibit 2.316 - Series Designation #KobeBryantRoyalBlueJordanSneakers (included in Exhibit 2.253) (18)

Exhibit 2.317 - [INTENTIONALLY OMITTED]

Exhibit 2.318 - Series Designation #MbappeOrangeChrome9.5 (included in Exhibit 2.253, as amended by Exhibit 2.396) (18, 21)

Exhibit 2.319 - [INTENTIONALLY OMITTED]

Exhibit 2.320 - Series Designation #LeBronMeloBosh2008TripleLogoMan (included in Exhibit 2.253) (18)

Exhibit 2.321 - [INTENTIONALLY OMITTED]

Exhibit 2.322 - [INTENTIONALLY OMITTED]

Exhibit 2.323 - [INTENTIONALLY OMITTED]

Exhibit 2.324 - [INTENTIONALLY OMITTED]

Exhibit 2.325 - Series Designation #KobeBryantFirstWhite#24Jersey (included in Exhibit 2.253) (18)

Exhibit 2.326 - Series Designation #EddiePlankT206PSA4 (included in Exhibit 2.253) (18)

Exhibit 2.327 - Series Designation #Giannis48PointGameSneakers (included in Exhibit 2.253) (18)

Exhibit 2.328 - Series Designation #JackieLeaf3.5 (included in Exhibit 2.253, as amended by Exhibit 2.381 (18, 19)

Exhibit 2.329 - Amendment No. 13 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (19)

Exhibit 2.330 - Series Designation #OscarRobertsonCincinnatiRoyalsJersey (included in Exhibit 2.329) (19)

Exhibit 2.331 - Series Designation #MikeTrout2017Jersey (included in Exhibit 2.329) (19)

Exhibit 2.332 - [INTENTIONALLY OMITTED]

Exhibit 2.333 - [INTENTIONALLY OMITTED]

Exhibit 2.334 - [INTENTIONALLY OMITTED]

Exhibit 2.335 - [INTENTIONALLY OMITTED]

Exhibit 2.336 - [INTENTIONALLY OMITTED]

Exhibit 2.337 - [INTENTIONALLY OMITTED]

Exhibit 2.338 - [INTENTIONALLY OMITTED]

Exhibit 2.339 - [INTENTIONALLY OMITTED]

Exhibit 2.340 - [INTENTIONALLY OMITTED]

Exhibit 2.341 - Series Designation #LeBronRookieShoes (included in Exhibit 2.329, as amended by Exhibit 2.396) (19, 21)

Exhibit 2.342 - [INTENTIONALLY OMITTED]

Exhibit 2.343 - [INTENTIONALLY OMITTED]

Exhibit 2.344 - [INTENTIONALLY OMITTED]

Exhibit Index - Page 7

Exhibit 2.345 - [INTENTIONALLY OMITTED]

Exhibit 2.346 - Series Designation #1954BowmanMaysPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.347 - Series Designation #Mays1969ToppsPSA10 (included in Exhibit 2.329) (19)

Exhibit 2.348 - [INTENTIONALLY OMITTED]

Exhibit 2.349 - Series Designation #NolanRyan1968MiltonBradleyPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.350 - [INTENTIONALLY OMITTED]

Exhibit 2.351 - [INTENTIONALLY OMITTED]

Exhibit 2.352 - Series Designation #TraeYoungSneakers43ptGame (included in Exhibit 2.329) (19)

Exhibit 2.353 - [INTENTIONALLY OMITTED]

Exhibit 2.354 - [INTENTIONALLY OMITTED]

Exhibit 2.355 - Series Designation #KobeBlackHistoryMonthFinalSeasonShoes (included in Exhibit 2.329) (19)

Exhibit 2.356 - [INTENTIONALLY OMITTED]

Exhibit 2.357 - [INTENTIONALLY OMITTED]

Exhibit 2.358 - [INTENTIONALLY OMITTED]

Exhibit 2.359 - [INTENTIONALLY OMITTED]

Exhibit 2.360 - [INTENTIONALLY OMITTED]

Exhibit 2.361 - [INTENTIONALLY OMITTED]

Exhibit 2.362 - [INTENTIONALLY OMITTED]

Exhibit 2.363 - [INTENTIONALLY OMITTED]

Exhibit 2.364 - Series Designation #LukaDoncic2021PlayoffsSneakers (included in Exhibit 2.329) (19)

Exhibit 2.365 - Series Designation #1959ToppsBaseballSet (included in Exhibit 2.329) (19)

Exhibit 2.366 - Series Designation #WarrenSpahn1948LeafPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.367 - Series Designation #RoyCampanella1949BowmanPSA9 (included in Exhibit 2.329, as amended by Exhibit 2.396) (19, 21)

Exhibit 2.368 - Series Designation #OttoGraham1950BowmanPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.369 - Series Designation #AlKaline1954ToppsPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.370 - Series Designation #HarmonKillebrew1955ToppsPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.371 - Series Designation #SandyKoufax1956ToppsGrayBackPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.372 - Series Designation #Trout09BowmanRedRefractorBGS9.5 (included in Exhibit 2.329) (19)

Exhibit 2.373 - [INTENTIONALLY OMITTED]Exhibit 2.374 - [INTENTIONALLY OMITTED]

Exhibit 2.375 - [INTENTIONALLY OMITTED]

Exhibit 2.376 - Series Designation #JackieRobinson1950BowmanPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.377 - [INTENTIONALLY OMITTED]

Exhibit 2.378 - [INTENTIONALLY OMITTED]

Exhibit 2.379 - [INTENTIONALLY OMITTED]

Exhibit 2.380 – Series Designation #LeBronJamesBlockSeries1TopShot (included in Exhibit 2.329, as amended by Exhibit 2.396) (19, 21)

Exhibit 2.381 – Amendment No. 14 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (19)

Exhibit 2.382 - [INTENTIONALLY OMITTED]

Exhibit 2.383 – Series Designation #BobbyOrrBruinsJersey (included in Exhibit 2.381) (19)

Exhibit 2.384 – Amendment No. 15 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (20)

Exhibit 2.385 - [INTENTIONALLY OMITTED]

Exhibit 2.386 - Series Designation #CarltonFiskWavesItFairBall (included in Exhibit 2.384) (20)

Exhibit 2.387 - Series Designation #Kraken6Collection (included in Exhibit 2.384) (20)

Exhibit 2.388 - [INTENTIONALLY OMITTED]

Exhibit 2.389 - Series Designation #WiltChamberlain1961FleerRCPSA9 (included in Exhibit 2.384) (20)

Exhibit 2.390 - Series Designation #Griffey89UpperDeckSGCGold (included in Exhibit 2.384) (20)

Exhibit 2.391 - Series Designation #LukaDoncicGURookieSneakers (included in Exhibit 2.384) (20)

Exhibit 2.392 - Series Designation #Ronaldo2002PaniniFutebolStickersPSA10 (included in Exhibit 2.384) (20)

Exhibit 2.393 - Series Designation #Ronaldo2003PaniniMegaCraquesPSA10 (included in Exhibit 2.384) (20)

Exhibit 2.394 - Series Designation #BradyDebutTicket (included in Exhibit 2.384) (20)

Exhibit 2.395 - Series Designation #MLBAllStarGameTicketRunCollection (included in Exhibit 2.384) (20)

Exhibit 2.396 – Amendment No. 16 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (21)

Exhibit Index - Page 8

Exhibit 2.397 - Series Designation #NadalNetProGlossy (included in Exhibit 2.396) (21)

Exhibit 2.398 - [INTENTIONALLY OMITTED]

Exhibit 2.399 - [INTENTIONALLY OMITTED]

Exhibit 2.400 - Series Designation #MantleDebutStub (included in Exhibit 2.396) (21)

Exhibit 2.401 - Series Designation #HamiltonChromeOrangeSapphire (included in Exhibit 2.396) (21)

Exhibit 2.402 - Series Designation #TigerWoodsDebutTicket (included in Exhibit 2.396) (21)

Exhibit 2.403 - Series Designation #Tiger1stEventStub (included in Exhibit 2.396) (21)

Exhibit 2.404 - Series Designation #CrosbyWinterClassicSkates (included in Exhibit 2.396) (21)

Exhibit 2.405 - Series Designation #RipkenRookieJersey&CardBasket (included in Exhibit 2.396) (21)

Exhibit 2.406 - Series Designation #SotoOrangeBGS9.5 (included in Exhibit 2.396) (21)

Exhibit 2.407 - [INTENTIONALLY OMITTED]

Exhibit 2.408 - Series Designation #BellingerOrangeBGS9.5 (included in Exhibit 2.396) (21)

Exhibit 2.409 - Series Designation #PhilMickelsonSPAuthPSA10Basket (included in Exhibit 2.396) (21)

Exhibit 2.410 - Series Designation #Ovechkin2006CapitalsJersey (included in Exhibit 2.396) (21)

Exhibit 2.411 - Series Designation #Brady01TicketBooklet (included in Exhibit 2.396) (21)

Exhibit 2.412 - [INTENTIONALLY OMITTED]

Exhibit 2.413 - Series Designation #1933GoudeyGehrigSGC8 (included in Exhibit 2.396) (21)

Exhibit 2.414 - [INTENTIONALLY OMITTED]

Exhibit 2.415 - Series Designation #OPCLemiuex9.5 (included in Exhibit 2.396) (21)

Exhibit 2.416 - Series Designation #49BowmanJackieAuto (included in Exhibit 2.396) (21)

Exhibit 2.417 - Series Designation #OvechkinTheCupBGSGemMint9.5 (included in Exhibit 2.396) (21)

Exhibit 2.418 - Series Designation #MichaelJordanPortfolio (included in Exhibit 2.396) (21)

Exhibit 2.419 - Series Designation #StephenCurryPortfolio (included in Exhibit 2.396) (21)

Exhibit 2.420 - Series Designation #GeorgeVezina1911C55PSA7 (included in Exhibit 2.396) (21)

Exhibit 2.421 - Series Designation #MarvelPMGBlueSet (included in Exhibit 2.396) (21)

Exhibit 2.422 - Series Designation #MarvelPMGRedSet (included in Exhibit 2.396) (21)

Exhibit 2.423 - Series Designation #MarvelPMGBronzeSet (included in Exhibit 2.396) (21)

Exhibit 2.424 - Series Designation #MarvelPMGGreenSet (included in Exhibit 2.396) (21)

Exhibit 2.425 - [INTENTIONALLY OMITTED]

Exhibit 2.426 - Series Designation #CurryGoldToppsPSA10 (included in Exhibit 2.396) (21)

Exhibit 2.427 - [INTENTIONALLY OMITTED] Exhibit 2.428 - [INTENTIONALLY OMITTED]

Exhibit 2.429 - Series Designation #CassiusClaySonyListonUPIType1 (included in Exhibit 2.396) (21)

Exhibit 2.430 - [INTENTIONALLY OMITTED]

Exhibit 2.431 - Series Designation #BoJackson1986RoyalsJersey (included in Exhibit 2.396) (21)

Exhibit 2.432 - Series Designation #ZedRunLookingAlive (included in Exhibit 2.396) (21)

Exhibit 2.433 - [INTENTIONALLY OMITTED]

Exhibit 2.434 - [INTENTIONALLY OMITTED]

Exhibit 2.435 - [INTENTIONALLY OMITTED]

Exhibit 2.436 - [INTENTIONALLY OMITTED]

Exhibit 2.437 - [INTENTIONALLY OMITTED]

Exhibit 2.438 - [INTENTIONALLY OMITTED]

Exhibit 2.439 - [INTENTIONALLY OMITTED]

Exhibit 2.440 - [INTENTIONALLY OMITTED]

Exhibit 2.441 - [INTENTIONALLY OMITTED]

Exhibit 2.442 - [INTENTIONALLY OMITTED]

Exhibit 2.443 - [INTENTIONALLY OMITTED]Exhibit 2.444 - [INTENTIONALLY OMITTED]

Exhibit 2.445 - Series Designation #Pele1958AmericanaPSA3 (included in Exhibit 2.396) (21)

Exhibit 2.446 - [INTENTIONALLY OMITTED]

Exhibit 2.447 - [INTENTIONALLY OMITTED]

Exhibit 2.448 - Series Designation #1980ToppsBasketballWax (included in Exhibit 2.396) (21)

Exhibit 2.449 - Series Designation #96SkyboxE-X2000Wax (included in Exhibit 2.396) (21)

Exhibit 2.450 - Series Designation #LeBronWadeMeloCrystalBGS9.5 (included in Exhibit 2.396) (21)

Exhibit 2.451 - Series Designation #Eruzione1980MiracleOnIceGoldJersey (included in Exhibit 2.396) (21)

Exhibit 2.452 - Series Designation #GretzkySGC9 (included in Exhibit 2.396) (21)

Exhibit 2.453 - Series Designation #Mantle51BowmanSGC7 (included in Exhibit 2.396) (21)

Exhibit Index - Page 9

Exhibit 2.454 – Amendment No. 17 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (22)

Exhibit 2.455 - Series Designation #GEHRIG1933GOUDEYSGC9 (included in Exhibit 2.454) (22)

Exhibit 2.456 - Series Designation #DURANT07-08EXQUISITELIMITEDLOGOSBGS9.5 (included in Exhibit 2.454) (22)

Exhibit 2.457 - Series Designation #PELE58-59TUPINAMBAPSA7 (included in Exhibit 2.454) (22)

Exhibit 2.458 - Series Designation #GRETZKY1981SPORTSILLUSTRATEDCOVERCGC9.4 (included in Exhibit 2.454) (22)

Exhibit 2.459 - Series Designation #HAMILTONREDSAPPHIRE (included in Exhibit 2.454) (22)

Exhibit 2.460 - Series Designation #2002FINESTLEBRON (included in Exhibit 2.454) (22)

Exhibit 2.461 - Series Designation #2000BRADYDEBUT (included in Exhibit 2.454) (22)

Exhibit 2.462 - Series Designation #MICKEYMANTLE1952TOPPSTHEREISONLYONEPAINTING (included in Exhibit 2.454) (22)

Exhibit 2.463 - Series Designation #LEBRONLAKERSJERSEY 6 (included in Exhibit 2.454) (22)

Exhibit 2.464 - Series Designation #84JORDANRCJERSEY (included in Exhibit 2.454) (22)

Exhibit 2.465 - Series Designation #DSAJ1SNEAKERS (included in Exhibit 2.454) (22)

Exhibit 2.466 - Series Designation #TATUMFLAWLESSGOLDBGS9.5 (included in Exhibit 2.454) (22)

Exhibit 2.467 - Series Designation #GRETZKYUDSHIELD (included in Exhibit 2.454) (22)

Exhibit 2.468 - Series Designation #MAHOMESBRONZESTARSBASKET10 (included in Exhibit 2.454) (22)

Exhibit 2.469 - Series Designation #SERENANETPROAUTO (included in Exhibit 2.454) (22)

Exhibit 2.470 - Series Designation #DURANTKOBELOGOMAN (included in Exhibit 2.454) (22)

Exhibit 2.471 - Series Designation #MCDAVIDGREENPMG (included in Exhibit 2.454) (22)

Exhibit 2.472 - Series Designation #NOLANRYAN1968TOPPSPSA8.5 (included in Exhibit 2.454) (22)

Exhibit 2.473 - Series Designation #SINGLE ASSET 2022_50K_#1 through #20 (included in Exhibit 2.454) (22)

Exhibit 2.474 - Series Designation #SINGLE ASSET 2022_100K_#1 through #20 (included in Exhibit 2.454) (22)

Exhibit 2.475 - Series Designation #SINGLE ASSET 2022_250K_#1 through #10 (included in Exhibit 2.454) (22)

Exhibit 2.476 - Series Designation #SINGLE ASSET 2022_500K_#1 through #7 (included in Exhibit 2.454) (22)

Exhibit 2.477 - Series Designation #SINGLE ASSET 2022_1M_#1 through #5 (included in Exhibit 2.454) (22)

Exhibit 2.478 - Series Designation #CURATED PORFOLIO 2022_1.5M_#1 (included in Exhibit 2.454) (22)

Exhibit 2.479 - Series Designation #CURATED PORFOLIO 2022_2M_#1 (included in Exhibit 2.454) (22)

Exhibit 2.480 - Series Designation #CURATED PORFOLIO 2022_3M_#1 (included in Exhibit 2.454) (22)

Exhibit 2.481 - Series Designation #CURATED PORFOLIO 2022_5M_#1 (included in Exhibit 2.454) (22)

Exhibit 3 – Instruments defining the rights of securities holder (see Exhibits 2.1, 2.2, 2.8, 2.9, 2.12, 2.16, 2.13, 2.39, 2.49, 2.62, 2.95, 2.155, 2.214, 2.253, 2.329, 2.381, 2.384, 2.396 and 2.454)

Exhibit 4 – Form of Subscription Agreement (5)

Exhibit 6.1 – Consignment Agreement for Series Assets (3)

Exhibit 6.2 – Asset Management Agreement #RUTHGEHRIGBALL(2)

Exhibit 6.3 – [INTENTIONALLY OMITTED]

Exhibit 6.4 – Asset Management Agreement #LEBRONROOKIE (2)

Exhibit 6.5 – Asset Management Agreement #KAWHIBASKET (2)

Exhibit 6.6 – [INTENTIONALLY OMITTED]

Exhibit 6.7 – [INTENTIONALLY OMITTED]

Exhibit 6.8 – Consignment Agreement #JORDANPSA10 (6)

Exhibit 6.9 – Asset Management Agreement #JORDANPSA10 (6)

Exhibit 6.10 – Consignment Agreement #COBBMINTE98 (11) †

Exhibit 6.11 – Asset Management Agreement #COBBMINTE98 (6)

Exhibit 6.12 – Amendment to Consignment Agreement for Series Assets (7)

Exhibit 6.13 – Consignment Agreement for Series #KAWHIBASKET (7)

Exhibit 6.14 – Consignment Agreement #MAHOMESROOKIE (7)

Exhibit 6.15 – [INTENTIONALLY OMITTED]

Exhibit 6.16 – Asset Management Agreement #MAHOMESROOKIE (7)

Exhibit 6.17 – Consignment Agreement #MAGICBIRDDRJ (7) †

Exhibit 6.18 – Asset Management Agreement #MAGICBIRDDRJ (7)

Exhibit Index - Page 10

Exhibit 6.19 – Consignment Agreement for #JackieRobinsonAutoBat and #AliWBCBelt, #ChamberlainHSUNIFORM (10)

Exhibit 6.20 – Consignment Agreement for #JORDANROOKIEJERSEY AND #UNITAS1965JERSEY (11)

Exhibit 6.21 – Asset Management Agreement for #JackieRobinsonAutoBat (9)

Exhibit 6.22 – Asset Management Agreement for #Unitas1965Jersey (9)

Exhibit 6.23 – Asset Management Agreement for #AliWBCBelt (9)

Exhibit 6.24 – Asset Management Agreement for #ChamberlainHSUNIFORM (9)

Exhibit 6.25 – [INTENTIONALLY OMITTED]

Exhibit 6.26 – Consignment Agreement for #MOOKIEBETTSGLOVE (11)†

Exhibit 6.27 – Consignment Agreement for #LEBRONBLACKREFRACTOR (11) †

Exhibit 6.28 – Asset Management Agreement for #TroutGlove (9)

Exhibit 6.29 – Asset Management Agreement for #MookieBettsGlove (9)

Exhibit 6.30 – Asset Management Agreement for #LeBronBlackRefractor (9)

Exhibit 6.31 – [INTENTIONALLY OMITTED]

Exhibit 6.32 – [INTENTIONALLY OMITTED]

Exhibit 6.33 – Consignment Agreement for #BRADYROOKIE (8)

Exhibit 6.34 – [INTENTIONALLY OMITTED]

Exhibit 6.35 – Asset Management Agreement for #BradyRookie (9)

Exhibit 6.36 – Consignment Agreement for #GiannisRPA (10)

Exhibit 6.37 – Asset Management Agreement for #GiannisRPA (9)

Exhibit 6.38 – Consignment Agreement for #1986WAX (8) †

Exhibit 6.39 –Asset Management Agreement for #1986WAX (9)

Exhibit 6.40 – [INTENTIONALLY OMITTED]

Exhibit 6.41 – [INTENTIONALLY OMITTED]

Exhibit 6.42 – Consignment Agreement for #GRETZKYOPEECHEE1979 (10)

Exhibit 6.43 – Asset Management Agreement for #GretzkyOpeechee1979 (9)

Exhibit 6.44 – Consignment Agreement for #ZIONRPABGS9 (8)

Exhibit 6.45 – Asset Management Agreement for #ZionRPABGS9 (9)

Exhibit 6.46 – Consignment Agreement for #GretzkyOpeechee1979, #banks1954psa9, #mantle1952bowmanpsa8, #koufax1955psa8.5 and #Durantchromerefractorpsa10 (10)

Exhibit 6.47 – Asset Management Agreement for #banks1954psa9 (9)

Exhibit 6.48 – Asset Management Agreement for #mantle1952bowmanpsa8 (9)

Exhibit 6.49 – Asset Management Agreement for #koufax1955psa8.5 (9)

Exhibit 6.50 – Asset Management Agreement for #durantchromerefractorpsa10 (9)

Exhibit 6.51 – [INTENTIONALLY OMITTED]

Exhibit 6.52 – [INTENTIONALLY OMITTED]

Exhibit 6.53 – Amendment No. 1 to Consignment Agreement for #BRADYROOKIE (10)

Exhibit 6.54 – Consignment Agreement for #MANTLE1952TOPPSPSA8 (11) †

Exhibit 6.55 – Asset Management Agreement for #Mantle1952ToppsPSA8 (9)

Exhibit 6.56 – [INTENTIONALLY OMITTED]

Exhibit 6.57 – [INTENTIONALLY OMITTED]

Exhibit 6.58 – Asset Management Agreement for #JordanRookieJersey (9)

Exhibit 6.59 – Consignment Agreement for #TigerPutter (11) †

Exhibit 6.60 – Asset Management Agreement for #TigerPutter (9)

Exhibit 6.61 – [INTENTIONALLY OMITTED]

Exhibit 6.62 – [INTENTIONALLY OMITTED]

Exhibit 6.63 – Consignment Agreement for #MAHOMESEMERALDRPABGS9 and #18-19BASKETBALLGROWTHBASKET (11)

Exhibit 6.64 – Asset Management Agreement for #MahomesEmeraldRPABGS9 (9)

Exhibit 6.65 – Asset Management Agreement for #18-19BasketballGrowthBasket (9)

Exhibit 6.66 – Consignment Agreement for #EMMITTSMITHMVPBASKET and #EMMITTSMITH10KJERSEY (11) †

Exhibit 6.67 – Asset Management Agreement for #EmmittSmithMVPBasket (9)

Exhibit 6.68 – Asset Management Agreement for #EmmittSmith10kJersey (9)

Exhibit 6.69 – Consignment Agreement for #LeBronUltimate (14) ††

Exhibit Index - Page 11

Exhibit 6.70 – Asset Management Agreement for #LeBronUltimate (9)

Exhibit 6.71 – Consignment Agreement for #TatisBowmanBlackLabel (14) ††

Exhibit 6.72 – Asset Management Agreement for #TatisBowmanBlackLabel (9)

Exhibit 6.73 – Consignment Agreement for #GIANNISGOLDIMMACULATE (12)†

Exhibit 6.74 – Asset Management Agreement for #GiannisGoldImmaculate (9)

Exhibit 6.75 – Consignment Agreement for #TigerSIForKids (12) †

Exhibit 6.76 – Asset Management Agreement for #TigerSIForKids (9)

Exhibit 6.77 – Consignment Agreement for #ANDRETHEGIANT, #MARINOMANNINGFAVREJERSEYS, (12)

Exhibit 6.78 – Asset Management Agreement for #ANDRETHEGIANT (9)

Exhibit 6.79 – Asset Management Agreement for #MarinoManningFavreJerseys (9)

Exhibit 6.80 – [INTENTIONALLY OMITTED]

Exhibit 6.81 – [INTENTIONALLY OMITTED]

Exhibit 6.82 – Consignment Agreement for #2000PlayoffContendersWax (12) †

Exhibit 6.83 – Asset Management Agreement for #2000PlayoffContendersWax (9)

Exhibit 6.84 – Consignment Agreement for #TEDWILLIAMS1939PLAYBALL (12)

Exhibit 6.85 – Asset Management Agreement for #TEDWILLIAMS1939PLAYBALL (9)

Exhibit 6.86 – Consignment Agreement for #TATUMFLAWLESS10 (12) †

Exhibit 6.87 – Asset Management Agreement for #TATUMFLAWLESS10 (9)

Exhibit 6.88 – Consignment Agreement for #LEBRONEMBLEMSOFENDORSEMENT (12) †

Exhibit 6.89 – Asset Management Agreement for # LEBRONEMBLEMSOFENDORSEMENT (9)

Exhibit 6.90 – [INTENTIONALLY OMITTED]

Exhibit 6.91 – [INTENTIONALLY OMITTED]

Exhibit 6.92 – [INTENTIONALLY OMITTED]

Exhibit 6.93 – [INTENTIONALLY OMITTED]

Exhibit 6.94 – Consignment Agreement for #DoncicBluePSA10 (13) †

Exhibit 6.95 – Asset Management Agreement for #DoncicBluePSA10 (9)

Exhibit 6.96 – Consignment Agreement for #Mays1960PSA9; #FrankRobinson1957PSA9Basket; #Aaron1954PSA8.5; #Mays1959PSA9Basket; #YastrzemskiRC9Basket; #MANTLE1960PSA9 and #MONTANARCPSA10 (13) †

Exhibit 6.97 – Asset Management Agreement for #Mays1960PSA9 (9)

Exhibit 6.98 – Asset Management Agreement for #Clemente1955PSA8 (9)

Exhibit 6.99 – [INTENTIONALLY OMITTED]

Exhibit 6.100 – Asset Management Agreement for #ClementeWhite&GrayBasket (9)

Exhibit 6.101 – Second Consignment Agreement for #FrankRobinson1957PSA9Basket and #Mays1959PSA9Basket (13)

Exhibit 6.102 – Asset Management Agreement for #FrankRobinson1957PSA9Basket (9)

Exhibit 6.103 – Asset Management Agreement for #JeterFoilRCBasketBGS9.5 (9)

Exhibit 6.104 – Asset Management Agreement for #Aaron1954PSA8.5 (9)

Exhibit 6.105 – Asset Management Agreement for #Mays1959PSA9Basket (9)

Exhibit 6.106 – Asset Management Agreement for #YastrzemskiRC9Basket (9)

Exhibit 6.107 – Asset Management Agreement for #Koufax55PSA9 (9)

Exhibit 6.108 – Asset Management Agreement for #MAYS1952PSA8 (9)

Exhibit 6.109 – Asset Management Agreement for #MANTLE1960PSA9 (9)

Exhibit 6.110 – Consignment Agreement for #BradyPlayoffContendersBasket (13)

Exhibit 6.111 – Asset Management Agreement for #BradyPlayoffContendersBasket (9)

Exhibit 6.112 – Consignment Agreement for #DWadeUltimate (13) †

Exhibit 6.113 – Asset Management Agreement for #DWadeUltimate (9)

Exhibit 6.114 – Consignment Agreement for #1964KoufaxJersey, and #HallOfFameBaseball (13)

Exhibit 6.115 – Asset Management Agreement for #1964KoufaxJersey (9)

Exhibit 6.116 – [INTENTIONALLY OMITTED]

Exhibit 6.117 – Asset Management Agreement for #HallOfFameBaseball (9)

Exhibit 6.118 – Consignment Agreement for #GleyberTorresOrange9.5 (13) †

Exhibit 6.119 – Asset Management Agreement for #BettsGoldRefractorBAsket (9)

Exhibit 6.120 – Asset Management Agreement for #GleyberTorresOrange9.5 (9)

Exhibit 6.121 – Consignment Agreement for #AcunaGold9.5 (13)

Exhibit Index - Page 12

Exhibit 6.122 – Asset Management Agreement for #AcunaGold9.5 (9)

Exhibit 6.123 – [INTENTIONALLY OMITTED]

Exhibit 6.124 – [INTENTIONALLY OMITTED]

Exhibit 6.125 – Consignment Agreement for #1969ToppsBasketballSet (13) †

Exhibit 6.126 – Asset Management Agreement for #1969ToppsBasketballSet (9)

Exhibit 6.127 – Consignment Agreement for #CobbVintageT206Photo and #Mays1951Photo (13) †

Exhibit 6.128 – Asset Management Agreement for #CobbVintageT206Photo (9)

Exhibit 6.129 – Asset Management Agreement for #Mays1951Photo (9)

Exhibit 6.130 – Consignment Agreement for #TraeYoungFlawlessBGS9 (13) †

Exhibit 6.131 – [INTENTIONALLY OMITTED]

Exhibit 6.132 – Asset Management Agreement for #TraeYoungFlawlessBGS9 (9)

Exhibit 6.133 – Asset Management Agreement for #MONTANARCPSA10 (9)

Exhibit 6.134 – Consignment Agreement for #TigerSPAuthenticBGS9.5 (13) †

Exhibit 6.135 – Asset Management Agreement for #TigerSPAuthenticBGS9.5 (9)

Exhibit 6.136 – Consignment Agreement for #Mantle1956PSA8Basket (13)

Exhibit 6.137 – Asset Management Agreement for #Mantle1956PSA8Basket (9)

Exhibit 6.138 – Consignment Agreement for # MagicBirdDrJPSA8Basket (13)

Exhibit 6.139 – Asset Management Agreement for # MagicBirdDrJPSA8Basket (9)

Exhibit 6.140 – Consignment Agreement for #Clemente1955PSA8; #ClementeWhite&GrayBasket; #JeterFOILBasket9.5; #KOUFAX1955PSA9; #Mays1952ToppsPSA8; #RickeyHendersonRCPSA10; #Mantle52ToppsPSA7; #TysonRCBGS9Basket; Elway1984RookieCardPSA10Basket; #Mays1951Bowman7; #OzzieSmithRCBGS9.5; #Mantle1968PSA9Basket; #GaryCarter1975PSA10Basket; #Mantle1957ToppsPSA8.5; #MessiMegacracks#71PSA9; #Mays1956GrayPSA9; and #Mantle1964Topps9. (14) ††

Exhibit 6.141 – Asset Management Agreement for #RickeyHendersonRCPSA10 (9)

Exhibit 6.142 – Consignment Agreement for #MikanRCPhoto(14)††

Exhibit 6.143 – Asset Management Agreement for #MikanRCPhoto (9)

Exhibit 6.144 – [INTENTIONALLY OMITTED]

Exhibit 6.145 – [INTENTIONALLY OMITTED]

Exhibit 6.146 – [INTENTIONALLY OMITTED]

Exhibit 6.147 – [INTENTIONALLY OMITTED]

Exhibit 6.148 – Consignment Agreement for #CrosbyTheCupBasket, #OvechckinTheCupBGS8.5 and #Jordan07ExquisiteBGS8 (14) ††

Exhibit 6.149 – Asset Management Agreement for #CrosbyTheCupBasket (9)

Exhibit 6.150 – Asset Management Agreement for #OvechckinTheCupBGS8.5 (9)

Exhibit 6.151 – Asset Management Agreement for #Jordan07ExquisiteBGS8 (9)

Exhibit 6.152 – Consignment Agreement for # CurryRPABGS9.5 (14) ††

Exhibit 6.153 – Asset Management Agreement for #CurryRPABGS9.5 (9)

Exhibit 6.154 – Consignment Agreement for # JordanSignedProfessionalBat (14) ††

Exhibit 6.155 – Asset Management Agreement for #JordanSignedProfessionalBat (9)

Exhibit 6.156 – Consignment Agreement for # DiMaggio1933Bat (14) ††

Exhibit 6.157 – Asset Management Agreement for #DiMaggio1933Bat (9)

Exhibit 6.158 – [INTENTIONALLY OMITTED]

Exhibit 6.159 – [INTENTIONALLY OMITTED]

Exhibit 6.160 – Consignment Agreement for # Andre&HulkWrestlingBasket (14) ††

Exhibit 6.161 – Asset Management Agreement for #Andre&HulkWrestlingBasket (9)

Exhibit 6.162 – [INTENTIONALLY OMITTED]

Exhibit 6.163 – [INTENTIONALLY OMITTED]

Exhibit 6.164 – Consignment Agreement for # MagicBirdLogoMan (14) ††

Exhibit 6.165 – Asset Management Agreement for # MagicBirdLogoMan (9)

Exhibit 6.166 – Consignment Agreement for # MessiRookieBasket (14) ††

Exhibit 6.167 – Asset Management Agreement for # MessiRookieBasket (9)

Exhibit 6.168 – Consignment Agreement for # ChamberlainPhilaJersey59-60 (14) ††

Exhibit Index - Page 13

Exhibit 6.169 – Asset Management Agreement for # ChamberlainPhilaJersey59-60 (9)

Exhibit 6.170 – Consignment Agreement for # LeBronMeloWadeTrioRC (14) ††

Exhibit 6.171 – Asset Management Agreement for # LeBronMeloWadeTrioRC (9)

Exhibit 6.172 – Consignment Agreement for # Mantle54BowmanBasket (14)

Exhibit 6.173 – Asset Management Agreement for # Mantle54BowmanBasket (9)

Exhibit 6.174 – Consignment Agreement for # BettsBlueRefractorBasket and #bettsblue refractor (14) ††

Exhibit 6.175 – Asset Management Agreement for # BettsBlueRefractorBasket (9)

Exhibit 6.176 – Consignment Agreement for Ruth33GoudeySGC8 and (14) ††

Exhibit 6.177 – [INTENTIONALLY OMITTED]

Exhibit 6.178 – Asset Management Agreement for # Ruth33GoudeySGC8 (9)

Exhibit 6.179 – [INTENTIONALLY OMITTED]

Exhibit 6.180 – [INTENTIONALLY OMITTED]

Exhibit 6.181 – [INTENTIONALLY OMITTED]

Exhibit 6.182 – [INTENTIONALLY OMITTED]

Exhibit 6.183 – Consignment Agreement for # KobeReebokIversonRetros (14) ††

Exhibit 6.184 – Asset Management Agreement for # KobeReebokIversonRetros (9)

Exhibit 6.185 – Consignment Agreement for DeversSuperfractor and JoshAllenGoldBGS9.5 (14) ††

Exhibit 6.186 – [INTENTIONALLY OMITTED]

Exhibit 6.187 – Asset Management Agreement for # DeversSuperfractor (9)

Exhibit 6.188 – Asset Management Agreement for # JoshAllenGoldBGS9.5 (9)

Exhibit 6.189 - Asset Management Agreement for #Mantle52ToppsPSA7 (9)

Exhibit 6.190 - Asset Management Agreement for #MayweatherRCPSA10 (9)

Exhibit 6.191 - Asset Management Agreement for #LeBronMeloDualLogoman (9)

Exhibit 6.192 - Asset Management Agreement for #TysonRCBGS9Basket (9)

Exhibit 6.193 - Asset Management Agreement for #Elway1984RookieCardPSA10Basket (9)

Exhibit 6.194 - Asset Management Agreement for #Marino1984RookieCardBGS10Basket (9)

Exhibit 6.195 - Asset Management Agreement for #Mays1951Bowman7 (9)

Exhibit 6.196 - Asset Management Agreement for #OzzieSmithRCBGS9.5 (9)

Exhibit 6.197 - Asset Management Agreement for #PaulMolitor1978ToppsPSA10 (9)

Exhibit 6.198 - Asset Management Agreement for #Mantle1968PSA9Basket (9)

Exhibit 6.199 - Asset Management Agreement for #GaryCarter1975PSA10Basket (9)

Exhibit 6.200 - Asset Management Agreement for #Mantle1966ToppsPSA9Basket (9)

Exhibit 6.201 - Asset Management Agreement for #Mantle1957ToppsPSA8.5 (9)

Exhibit 6.202 - Asset Management Agreement for #Maris58ToppsPSA9 (9)

Exhibit 6.203 - [INTENTIONALLY OMITTED]

Exhibit 6.204 - Asset Management Agreement for #MessiMegacracks#71PSA9 (9)

Exhibit 6.205 - Asset Management Agreement for #JackieRobinson53Topps8 (9)

Exhibit 6.206 - Asset Management Agreement for #Mays1956GrayPSA9 (9)

Exhibit 6.207 - Asset Management Agreement for #Mantle1965Topps9 (9)

Exhibit 6.208 - Asset Management Agreement for #Mantle1967Topps9 (9)

Exhibit 6.209 - Asset Management Agreement for #Mantle1964Topps9 (9)

Exhibit 6.210 - Asset Management Agreement for #Mantle1960Topps9 (9)

Exhibit 6.211 - Asset Management Agreement for #Mantle1969Topps9 (9)

Exhibit 6.212 – Consignment Agreement for #JackieRobinson48Leaf7 (14) ††

Exhibit 6.213 – Consignment Agreement for #SeagerOrangeRefractorBasket (14) ††

Exhibit 6.214 – Asset Management Agreement for #SeagerOrangeRefractorBasket (9)

Exhibit 6.215 – Consignment Agreement for #MahomesNT8.5 (14) ††

Exhibit 6.216 – Asset Management Agreement for #MahomesNT8.5 (9)

Exhibit 6.217 – [INTENTIONALLY OMITTED]

Exhibit 6.218 – [INTENTIONALLY OMITTED]

Exhibit 6.219 – Consignment Agreement for #LukaRookieJersey (14) ††

Exhibit 6.220 - Asset Management Agreement for #LukaRookieJersey (9)

Exhibit 6.221 – [INTENTIONALLY OMITTED]

Exhibit 6.222 - [INTENTIONALLY OMITTED]

Exhibit Index - Page 14

Exhibit 6.223 – Consignment Agreement for #MahomesImmaculate1of1 (14) ††

Exhibit 6.224 - Asset Management Agreement for #MahomesImmaculate1of1 (9)

Exhibit 6.225 – Consignment Agreement for #JordanLeBronSignoftheTimes (14) ††

Exhibit 6.226 - Asset Management Agreement for #JordanLeBronSignoftheTimes (9)

Exhibit 6.227 – Consignment Agreement for #LeBronMeloDualLogoman (14) ††

Exhibit 6.228 – Consignment Agreement for #BETTSGOLDREFRACTORBASKET (14) ††

Exhibit 6.229 - Consignment Agreement for #TroutGlove (15)

Exhibit 6.230 - Consignment Agreement for # #Mantle1963PSA9, #Mantle1953Bowman8Basket, #Mantle1953Topps8, #Mantle1960Topps9 (15)

Exhibit 6.231 - Consignment Agreement for #JokicRefractor1of1 (15)

Exhibit 6.232 - [INTENTIONALLY OMITTED]

Exhibit 6.233 - Consignment Agreement for #Gretzky1979Topps9 (19) ††

Exhibit 6.234 - [INTENTIONALLY OMITTED]

Exhibit 6.235 - Consignment Agreement for #LukaWhiteSparkle (15)

Exhibit 6.236 - Consignment Agreement for #JordanLeBronMagicTripleSigs, (15)

Exhibit 6.237 - Consignment Agreement for #LouGehrigRCPhoto (15)

Exhibit 6.238 - Consignment Agreement for #DonovanMitchellNT9.5 (15)

Exhibit 6.239 - Consignment Agreement for #ShoelessJoeJackson1915PSA8,. (20) ††

Exhibit 6.240 - Consignment Agreement for #AliRookieCardBVG8 (15)

Exhibit 6.241 - [INTENTIONALLY OMITTED]

Exhibit 6.242 - Consignment Agreement for #KoufaxPSA8 (Incorporated by reference to the Company’s Current Report on Form U-1 dated and filed with the Commission on January 31, 2022)

Exhibit 6.243 - [INTENTIONALLY OMITTED]

Exhibit 6.244 - Consignment Agreement for #ShaqRCPSA10Basket (19)

Exhibit 6.245 - [INTENTIONALLY OMITTED]

Exhibit 6.246 - Consignment Agreement for #SatchelPaige48LeafSGC30, #1909E95SGCSet, #NegroLeagueLegendaryCutsBasket (15)

Exhibit 6.247 - Consignment Agreement for #AcunaBowman10Basket (15)

Exhibit 6.248 - [INTENTIONALLY OMITTED]

Exhibit 6.249 - Consignment Agreement for #03ExquisiteBox (15)

Exhibit 6.250 - [INTENTIONALLY OMITTED]

Exhibit 6.251 - Consignment Agreement for #NTBBallWaxBundle (15)

Exhibit 6.252 - Consignment Agreement for #BradyChampionshipTicket, , #LBJExquisite, #03ToppsChromeWax, #BradyBowman10, (15)

Exhibit 6.253 - [INTENTIONALLY OMITTED]

Exhibit 6.254 - Consignment Agreement for #TroutFinestSuperfractor (15)

Exhibit 6.255 - [INTENTIONALLY OMITTED]

Exhibit 6.256 - Consignment Agreement for #LBJKobeToppsBasket (21) ††

Exhibit 6.257 - Consignment Agreement for #TraeYoungFlawlessGreenBGS9 (15)

Exhibit 6.258 - Consignment Agreement for #Brady2000SPXSpectrumBGS9.5 (15)

Exhibit 6.259 - Consignment Agreement for #MPJChampionshipTicket (15)

Exhibit 6.260 - Consignment Agreement for #ErlingHaalandPSA10Basket and #TrevorLawrenceLeafBasket (19) ††

Exhibit 6.261 – Asset Management Agreement for Series 2.156 through 2.213 added by Amendment No. 10 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.155 (15)

Exhibit 6.262 - Consignment Agreement for #JordanFleer86SGC10 (17) ††

Exhibit 6.263 - [INTENTIONALLY OMITTED]

Exhibit 6.264 - [INTENTIONALLY OMITTED]

Exhibit 6.265 - [INTENTIONALLY OMITTED]

Exhibit 6.266 - Consignment Agreement for #KobeLeBronJordanMagicQuadAuto, #CristianoRonaldoRC1of1 (17) ††

Exhibit 6.267 - Consignment Agreement for #Serena03NetProPSA10Basket (17)

Exhibit 6.268 - Consignment Agreement for #JustinHerbertHiddenTreasureRPA (17) ††

Exhibit 6.269 - [INTENTIONALLY OMITTED]

Exhibit Index - Page 15

Exhibit 6.270 - Consignment Agreement for #LeBronBlackDiamond (17) ††

Exhibit 6.271 - Consignment Agreement for #MahomesBronzeBasket (17) ††

Exhibit 6.272 - [INTENTIONALLY OMITTED] Exhibit 6.273 - [INTENTIONALLY OMITTED]

Exhibit 6.274 - [INTENTIONALLY OMITTED]

Exhibit 6.275 - [INTENTIONALLY OMITTED]

Exhibit 6.276 - Consignment Agreement for #Mikan48BowmanPSA7 (17) ††

Exhibit 6.277 - Consignment Agreement for #ZionPrizmsBlueBGS10, #MichaelPorterJrBasket (17) ††

Exhibit 6.278 – [INTENTIONALLY OMITTED]

Exhibit 6.279 - Consignment Agreement for #TheRockBumbleBeePSA10 (17) ††

Exhibit 6.280 - Consignment Agreement for #JimmieFoxx1938Bat, #Clemente65-68Bat, #SadaharuOhBat (17) ††

Exhibit 6.281 - Consignment Agreement for #BabeRuthBowsOutPhoto (17) ††

Exhibit 6.282 - [INTENTIONALLY OMITTED]

Exhibit 6.283 - [INTENTIONALLY OMITTED]

Exhibit 6.284 - Consignment Agreement for #JordanMagicLeBronTripleAutoJersey (17) ††

Exhibit 6.285 - Consignment Agreement for #UnitasPSA8 (19) ††

Exhibit 6.286 - Consignment Agreement for #MahomesNT1of1 (17) ††

Exhibit 6.287 - Asset Management Agreement for Series 2.215 through 2.252 added by Amendment No. 11 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.214 (16)

Exhibit 6.288 - [INTENTIONALLY OMITTED]

Exhibit 6.289 - [INTENTIONALLY OMITTED]

Exhibit 6.290 – [INTENTIONALLY OMITTED]

Exhibit 6.291 - [INTENTIONALLY OMITTED]

Exhibit 6.292 - [INTENTIONALLY OMITTED]

Exhibit 6.293 - Participation Interest Purchase Agreement for #Ruth1914BaltimoreNewsSGC3 (18) ††

Exhibit 6.294 - Consignment Agreement for #48LeafRuthSGC8, , #OrangeDominguez, (18) ††

Exhibit 6.295 - Consignment Agreement for #JordanExquisite8.5Flashback (21) ††

Exhibit 6.296 - [INTENTIONALLY OMITTED]

Exhibit 6.297 - [INTENTIONALLY OMITTED]

Exhibit 6.298 - [INTENTIONALLY OMITTED]

Exhibit 6.299 - Consignment Agreement for #KareemPointsRecordBall (18) ††

Exhibit 6.300 - Consignment Agreement for #JackieRobinson1952ToppsPSA8.5 (18) ††

Exhibit 6.301 - [INTENTIONALLY OMITTED]

Exhibit 6.302 - [INTENTIONALLY OMITTED]

Exhibit 6.303 - Consignment Agreement for #AlexRodriguez09WSUniform (20)††

Exhibit 6.304 - [INTENTIONALLY OMITTED]

Exhibit 6.305 - Consignment Agreement for, #PeytonManningMVPHelmet, #ChicagoBullsDynastyHardwood, #CharlesBarkleySunsJersey, #KevinDurantHSJersey, #EmbiidFirst50PointGameJersey, #PaulPierce2010ASGJersey, #ChrisBoshGameWornRaptorsSneakers, #KobeFinalSeasonSneakers,, #KobeBryant2001WarmUpJacket, #KobeBryantRookieSneakers, #KobeBryantRoyalBlueJordanSneakers, #KobeBryantFirstWhite#24Jersey, #Giannis48PointGameSneakers (18) ††

Exhibit 6.306 - Consignment Agreement for #TimDuncanPMGGreen (18) ††

Exhibit 6.307 - Consignment Agreement for #MbappeOrangeChrome9.5 (21) ††

Exhibit 6.308 - [INTENTIONALLY OMITTED]

Exhibit 6.309 - Consignment Agreement for #LeBronMeloBosh2008TripleLogoMan (18) ††

Exhibit 6.310 - Consignment Agreement for #EddiePlankT206PSA4 (18) ††

Exhibit 6.311 - Consignment Agreement for #JackieLeaf3.5 (19) ††

Exhibit 6.312 - Consignment Agreement for #JackieRobinson53Topps8, #Maris58ToppsPSA9, #Marino1984RookieCardBGS10Basket, #Mantle1966ToppsPSA9Basket, #PaulMolitor1978ToppsPSA10, #Jordan86FleerBGS9.5Basket (18) ††

Exhibit 6.313 - Asset Management Agreement for Series 2.254 through 2.328 added by Amendment No. 12 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.253 (16, 18)

Exhibit Index - Page 16

Exhibit 6.314 - Consignment Agreement for #OscarRobertsonCincinnatiRoyalsJersey (19)

Exhibit 6.315 - Consignment Agreement for , #MikeTrout2017Jersey, (19) ††

Exhibit 6.316 - [INTENTIONALLY OMITTED]

Exhibit 6.317 - Consignment Agreement for #1954BowmanMaysPSA9, #Mays1969ToppsPSA10, #NolanRyan1968MiltonBradleyPSA9 (19) ††

Exhibit 6.318 - Consignment Agreement for #MayweatherRCPSA10 (19) ††

Exhibit 6.319 - Consignment Agreement for, # #KobeBlackHistoryMonthFinalSeasonShoes, , , #LukaDoncic2021PlayoffsSneakers, #TraeYoungSneakers43ptGame,(19) ††

Exhibit 6.320 - Consignment Agreement for #1959ToppsBaseballSet (19) ††

Exhibit 6.321 - Consignment Agreement for #AlKaline1954ToppsPSA9, #HarmonKillebrew1955ToppsPSA9, #OttoGraham1950BowmanPSA9, #SandyKoufax1956ToppsGrayBackPSA9, #WarrenSpahn1948LeafPSA9 (19) ††

Exhibit 6.322 - Consignment Agreement for, , , #JackieRobinson1950BowmanPSA9,, #Trout09BowmanRedRefractorBGS9.5, (19) ††

Exhibit 6.323 - Consignment Agreement for #LeBronJamesBlockSeries1TopShot (21) ††

Exhibit 6.324 - Asset Management Agreement for Series 2.330 through 2.380 and Series 2.382 and 2.383 added by Amendment No. 13 and 14 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibits 2.329 and 2.381 (16, 19)

Exhibit 6.325 – [INTENTIONALLY OMITTED]

Exhibit 6.326 – Consignment Agreement for #BobbyOrrBruinsJersey (19) ††

Exhibit 6.327 - [INTENTIONALLY OMITTED]

Exhibit 6.328 - Consignment Agreement for #CarltonFiskWavesItFairBall (20) ††

Exhibit 6.329 - [INTENTIONALLY OMITTED]

Exhibit 6.330 - [INTENTIONALLY OMITTED]

Exhibit 6.331 - Consignment Agreement for #WiltChamberlain1961FleerRCPSA9 (20) ††

Exhibit 6.332 - Consignment Agreement for #Griffey89UpperDeckSGCGold (20) ††

Exhibit 6.333 - Consignment Agreement for #LukaDoncicGURookieSneakers (20) ††

Exhibit 6.334 - Consignment Agreement for #Ronaldo2002PaniniFutebolStickersPSA10, #Ronaldo2003PaniniMegaCraquesPSA10 (20) ††

Exhibit 6.335 - Consignment Agreement for #BradyDebutTicket (20) ††

Exhibit 6.336 - Consignment Agreement for #MLBAllStarGameTicketRunCollection (20) ††

Exhibit 6.337 - Asset Management Agreement for Series 2.385 through 2.395 added by Amendment No. 15 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.384 (16)

Exhibit 6.338 - Consignment Agreement for #NadalNetProGlossy (21) ††

Exhibit 6.339 - [INTENTIONALLY OMITTED]

Exhibit 6.340 - Consignment Agreement for #MantleDebutStub (21) ††

Exhibit 6.341 - Consignment Agreement for #HamiltonChromeOrangeSapphire (21) ††

Exhibit 6.342 - Consignment Agreement for #TigerWoodsDebutTicket (21) ††

Exhibit 6.343 - Consignment Agreement for #Tiger1stEventStub (21) ††

Exhibit 6.344 - Consignment Agreement for #CrosbyWinterClassicSkates (21) ††

Exhibit 6.345 - Consignment Agreement for #RipkenRookieJersey&CardBasket (21) ††

Exhibit 6.346 - Consignment Agreement for #SotoOrangeBGS9.5, #BellingerOrangeBGS9.5, #PhilMickelsonSPAuthPSA10Basket (21) ††

Exhibit 6.347 - Consignment Agreement for #Ovechkin2006CapitalsJersey (21) ††

Exhibit 6.348 - Consignment Agreement for #Brady01TicketBooklet (21) ††

Exhibit 6.349 - [INTENTIONALLY OMITTED]

Exhibit 6.350 - Consignment Agreement for #1933GoudeyGehrigSGC8, #OPCLemiuex9.5, #49BowmanJackieAuto (21) ††

Exhibit 6.351 - Consignment Agreement for #OvechkinTheCupBGSGemMint9.5 (21) ††

Exhibit 6.352 - Consignment Agreement for #MichaelJordanPortfolio, #StephenCurryPortfolio (21) ††

Exhibit 6.353 - Consignment Agreement for #GeorgeVezina1911C55PSA7 (21) ††

Exhibit 6.354 - Consignment Agreement for #MarvelPMGBlueSet, #MarvelPMGRedSet, #MarvelPMGBronzeSet, #MarvelPMGGreenSet (21) ††

Exhibit 6.355 - [INTENTIONALLY OMITTED]

Exhibit 6.356 - Consignment Agreement for #CurryGoldToppsPSA10 (21) ††

Exhibit Index - Page 17

Exhibit 6.357 - [INTENTIONALLY OMITTED]

Exhibit 6.358 - [INTENTIONALLY OMITTED]

Exhibit 6.359 - [INTENTIONALLY OMITTED]

Exhibit 6.360 - Consignment Agreement for #CassiusClaySonyListonUPIType1(21) ††

Exhibit 6.361 - [INTENTIONALLY OMITTED]

Exhibit 6.362 - Consignment Agreement for #BoJackson1986RoyalsJersey (21) ††

Exhibit 6.363 - Consignment Agreement for #ZedRunLookingAlive (21) ††

Exhibit 6.364 - Participation Interest Purchase Agreement for # (21) ††

Exhibit 6.365 - Consignment Agreement for #Pele1958AmericanaPSA3 (21) ††

Exhibit 6.366 - Consignment Agreement for , #1980ToppsBasketballWax, #96SkyboxE-X2000Wax, #LeBronWadeMeloCrystalBGS9.5 (21) ††

Exhibit 6.367 - Consignment Agreement for #Eruzione1980MiracleOnIceGoldJersey (21) ††

Exhibit 6.368 - Consignment Agreement for #GretzkySGC9 (21) ††

Exhibit 6.369 - Consignment Agreement for #MANTLE1969TOPPS9, #MANTLE1967TOPPS9, #OVECHKINSPAUTHBASKET9.5, #AARONDECADEBASKET, #MANTLE1965TOPPS9, #MAGICBIRDDRJ1980PSA9, #HONUSWAGNER1910PSA5 (21) ††

Exhibit 6.370 - Consignment Agreement for #LeBronCredentials (21) ††

Exhibit 6.371 - Consignment Agreement for #RoyCampanella1949BowmanPSA9 (21) ††

Exhibit 6.372 - Consignment Agreement for #LeBronRookieShoes (21) ††

Exhibit 6.373 - Consignment Agreement for #Mantle51BowmanSGC7 (21) ††

Exhibit 6.374 - Asset Management Agreement for Series 2.397 through 2.453 added by Amendment No. 16 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.396 (16)

Exhibit 6.375 - Consignment Agreement for #GEHRIG1933GOUDEYSGC9 (22) ††

Exhibit 6.376 - Consignment Agreement for #DURANT07-08EXQUISITELIMITEDLOGOSBGS9.5 (22) ††

Exhibit 6.377 - Consignment Agreement for #GRETZKY1981SPORTSILLUSTRATEDCOVERCGC9.4 (22) ††

Exhibit 6.378 - Consignment Agreement for #HAMILTONREDSAPPHIRE (22) ††

Exhibit 6.379 - Consignment Agreement for #PELE58-59TUPINAMBAPSA7 (22) ††

Exhibit 6.380 - Consignment Agreement for #2000BRADYDEBUT (22) ††

Exhibit 6.381 - Consignment Agreement for #MICKEYMANTLE1952TOPPSTHEREISONLYONEPAINTING (22) ††

Exhibit 6.382 - Consignment Agreement for #2002FINESTLEBRON (22) ††

Exhibit 6.383 - Consignment Agreement for #TATUMFLAWLESSGOLDBGS9.5 (22) ††

Exhibit 6.384 - Consignment Agreement for #GRETZKYUDSHIELD (22) ††

Exhibit 6.385 - Consignment Agreement for #LEBRONLAKERSJERSEY, #84JORDANRCJERSEY and # DSAJ1SNEAKERS (22) ††

Exhibit 6.386 - Consignment Agreement for #SERENANETPROAUTO (22) ††

Exhibit 6.387 - Consignment Agreement for #DURANTKOBELOGOMAN (22) ††

Exhibit 6.388 - Consignment Agreement for #MAHOMESBRONZESTARSBASKET10 (22) ††

Exhibit 6.389 - Consignment Agreement for #MCDAVIDGREENPMG (22) ††

Exhibit 6.390 - Consignment Agreement for #NOLANRYAN1968TOPPSPSA8.5 (22) ††

Exhibit 6.391 - Asset Management Agreement for Series 2.455 through 2.481 added by Amendment No. 17 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.454 (16)

Exhibit 8 – Form of Escrow Agreement (5)

Exhibit 11.1 – Consent of Independent Auditor (*)

Exhibit 11.2 – Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 12.1) (22)

Exhibit 12.1 – Opinion of Nelson Mullins Riley & Scarborough LLP (22)

Exhibit Index - Page 18

*	Filed herewith
†	Confidential treatment has been requested for a portion of this Exhibit pursuant to Rule 406.
††	Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A.
(1)	Incorporated by reference from the Issuer’s Offering Statement on Form 1-A filed with the Commission on March 13, 2020.
(2)	Incorporated by reference from the Issuer’s Amended Offering Statement on Form 1-A/A filed with the Commission on May 8, 2020.
(3)	Incorporated by reference from the Issuer’s Amended Offering Statement on Form 1-A/A filed with the Commission on July 13, 2020.
(4)	Incorporated by reference from the Issuer’s Current Report on Form 1-U filed with the Commission on September 1, 2020.
(5)	Incorporated by reference from the Issuer’s Offering Circular filed with the Commission pursuant to Rule 253(g)(2) on October 26, 2020.
(6)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A POS filed with the Commission on September 16, 2020.
(7)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on September 30, 2020.
(8)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on October 16, 2020.
(9)	Document not filed because substantially identical to Exhibit No. 6.18
(10)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on November 6, 2020.
(11)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on December 11, 2020.
(12)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on December 30, 2020.
(13)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on February 1, 2021.
(14)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on March 15, 2021.
(15)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on April 21, 2021.
(16)	Document not filed because substantially identical to Exhibit No. 6.261.
(17)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on May 12, 2021.
(18)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on July 2, 2021.
(19)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on September 20, 2021.
(20)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on October 26, 2021.
(21)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on February 11, 2022.
(22)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on May 31, 2022.

Exhibit Index - Page 19

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2022.

COLLECTABLE SPORTS ASSETS, LLC

By:	CS Asset Manager, LLC, its managing member

By:	/s/ Ezra Levine
Name:	Ezra Levine
Title:	CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Jason Epstein		Director and President of	September 28, 2022
Name:	Jason Epstein	CS Asset Manager, LLC
(Principal Executive Officer)

/s/ Ezra Levine		Director and Chief Executive Officer of	September 28, 2022
Name:	Ezra Levine	CS Asset Manager, LLC
(Principal Executive Officer)

/s/ Jarod Winters		Chief Operating Officer and Chief	September 28, 2022
Name:	Jarod Winters	Financial Officer of CS Asset Manager, LLC (Principal Financial Officer and Principal Accounting Officer)

CS ASSET MANAGER, LLC		Managing Member	September 28, 2022

By:	/s/ Ezra Levine
Name:	Ezra Levine
Title:	CEO

Signature Page – Form 1-SA